Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-136449
American Depositary Shares
Representing 2,500,000 Ordinary Shares

          This prospectus relates to the issuance of up to 2,500,000 American depositary shares, or ADSs, by us to the Business Objects Employee Benefits Sub-Plan Trust, or the Trust, a third party trust established in connection with our 2001 Stock Incentive Plan — Subsidiary Stock Incentive Sub-Plan, or the “2001 Sub-Plan,” and the delivery of these ADSs by the Trust to employees of some of our subsidiaries. These ADSs, are convertible at the option of the holder in exchange for our ordinary shares, nominal value €0.10 per share, or Ordinary Shares. Each of our ADSs represents one Ordinary Share.
          Our non-French subsidiaries established the Trust in order to grant restricted stock and performance shares, collectively Awards, to their employees. The Trust structure enables us to achieve this objective in a manner consistent with French corporate law. The Trust structure also provides us with flexibility in setting the terms of Awards, including the flexibility to structure Awards for our non-French employees in a tax-efficient manner.
          Our ADSs are listed on The Nasdaq Global Select Market under the symbol “BOBJ.” On December 13, 2006, the closing sales price of our ADSs as reported by The Nasdaq Global Select Market was $37.80 per share. Our Ordinary Shares are listed on the Eurolist by Euronext (Compartment A) under the ISIN code FR0004026250. On December 13, 2006, the closing sales price of our Ordinary Shares on the Eurolist by Euronext was €28.45.
          You should consider carefully the risk factors beginning on page 4 of this prospectus before purchasing any of our ADSs offered under this prospectus.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated December 14, 2006.

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

PROSPECTUS SUMMARY
          The following summary may not contain all the information that many be important to you. You should read the following summary, together with the more detailed information regarding our company, especially the “Risk Factors” section and the documents incorporated by reference into this prospectus including the more detailed information in our consolidated financial statements and notes to those statements, before deciding to invest in our ADSs, or the Ordinary Shares which they represent.
Business Objects S.A.
          We are the world’s leading business intelligence (BI) software company with more than 35,000 customers worldwide, including over 80 percent of the Fortune 500. We help organizations of all sizes create a trusted foundation for decision making, gain better insight into their business and optimize performance. Our innovative business intelligence suite, BusinessObjects™ XI, offers the BI industry’s most advanced and complete solution for performance management, planning, reporting, query and analysis, and enterprise information management. BusinessObjects XI includes the award-winning Crystal line of reporting and data visualization software. We have also built the industry’s strongest and most diverse partner community, and offer consulting and education services to help customers effectively deploy their business intelligence projects.
          On December 11, 2003, we acquired Crystal Decisions, Inc., a company that made enterprise reporting, software and several related entities, collectively “Crystal Decisions,” and subsequent to December 11, 2003, the former operations of Crystal Decisions became part of our consolidated business and financial results.
Corporate Information
          We were incorporated in France in 1990. Our principal executive offices are located at 157-159 rue Anatole France, 92300 Levallois-Perret, France and 3030 Orchard Parkway, San Jose, California 95134. Our website is www.businessobjects.com. Information contained on, or accessible through, our website is not part of this registration statement. You may obtain copies of the reports we file with the Securities and Exchange Commission, or SEC, from our website.
United States Market Information
Our ADSs are listed on The Nasdaq Global Select Market under the symbol “BOBJ.”
          We sponsor a program that provides for the trading of our Ordinary Shares in the United States in the form of ADSs. Each ADS represents one Ordinary Share placed on deposit with The Bank of New York, as depositary, and is issued and delivered by the depositary through its principal office in New York City at 101 Barclay Street, New York, New York, 10286. The rights and obligations of the holders of our ADSs are set by the terms of the Amended and Restated Deposit Agreement dated October 15, 2003. The depositary provides a variety of services to our investors.
2001 Stock Incentive Plan — Subsidiary Stock Incentive Sub-Plan
          Given the recent changes in the financial accounting implications of equity compensation arrangements, many companies are amending their stock option plans in order to provide greater flexibility. These companies are amending their plans or adopting new plans to permit the granting of full value Awards, such as restricted stock and performance shares, to their employees in the United States and elsewhere. We want to enhance our flexibility by providing our subsidiaries with the ability to grant Awards to their employees. The proposed issuance of Ordinary Shares reserved to the Business Objects Employee Benefits Sub-Plan Trust, or the Trust, is intended to provide our non-French subsidiaries with the ability to grant Awards from the Trust to their employees pursuant to the 2001 Sub-Plan, which is a subsidiary plan to the 2001 Stock Incentive Plan, or 2001 Plan. Our non-French subsidiaries established the Trust in order to implement an Awards program for their employees. The Trust structure enables us to achieve this objective in a manner consistent with French corporate law.

          The 2001 Sub-Plan is designed to assist our non-French subsidiaries in attracting, retaining and motivating the best available personnel for the successful conduct and growth of our business. We believe that the 2001 Sub-Plan is an essential tool to link the long-term interests of shareholders and employees and serves to motivate employees to make decisions that will, in the long run, give the best returns to our shareholders. The subsidiaries have consistently included equity incentives as a significant component of compensation for a broad range of their employees. In addition, we believe this practice is critical to our ability to attract and retain the employees in a highly competitive market for managerial and technical talent. The subsidiaries’ operations subject them to particularly intense competition in the labor market from both private and public companies. Equity incentives are offered by most companies with which we compete for employees, and we believe it is essential to provide stock-based incentives to both new and existing subsidiary employees.
General Limit Applicable to our Employee Stock Plans
     Notwithstanding the registration hereunder of the 2001 Sub-Plan ADSs, our shareholders have established a general limit on the total number of Ordinary Shares or ADSs, we may issue during any given calendar year under our employee stock plans (i.e., the French Employee Savings Plan, the 2004 International Employee Stock Purchase Plan, the 2001 Plan, the 2001 Sub-Plan and the French RSU Plan), or the General Limit. The General Limit is 3% of our share capital as of December 31 of the previous calendar year. In addition to the General Limit, our shareholders have established a separate limit on the total number of Ordinary Shares or ADSs that may be issued and/or allocated under the 2001 Sub-Plan and the French RSU Plan, the “RSU Limit.” The RSU Limit is 2,500,000 Ordinary Shares or ADSs.
French Market Information
          In February 2005, the Euronext Paris S.A. restructured its stock exchanges. Our Ordinary Shares were listed on the Premier Marché of Euronext Paris S.A. from November 1999 to February 2005. The Premier Marché was a regulated market that was managed and operated by Euronext Paris S.A.
          Since February 21, 2005, all securities previously traded on the Premier, Second and Nouveau Marchés are listed and traded on a single market known as the “Eurolist by Euronext,” which is operated by Euronext Paris S.A. Euronext transferred securities listed on the Premier, Second and Nouveau Marchés to Eurolist by Euronext after the trading day on February 18, 2005. The companies listed on Euronext’s single market are now displayed in alphabetical order, further organized by market capitalization. Our Ordinary Shares are listed under the ISIN code FR0004026250, symbol “BOB”. In accordance with Euronext Paris S.A. rules, as modified, the shares issued by listed companies are classified in three compartment groups, according to set criteria:
•	Compartment A — companies with a market capitalization above €1.0 billion;

•	Compartment B — companies with a market capitalization between €150 million and up to and including €1.0 billion;

•	Compartment C — companies with a market capitalization below €150 million.
          Our Ordinary Shares are classified in Compartment A of the Eurolist by Euronext.
          All trading on the Eurolist by Euronext market is performed on a cash settlement basis on the third trading day following the trade. However, a Deferred Settlement Service (Service à Règlement Différé or “SRD”) allows investors who elect this service to benefit from leverage and other special features of the previous monthly settlement market. The service is only available for trades in securities of companies that have both a total market capitalization of at least €1.0 billion and represent a minimum daily average trading volume of €1.0 million and which are normally cited on a list published by Euronext Paris, S.A. Investors in shares eligible for SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our Ordinary Shares are eligible for the SRD.

          Ownership of equity securities traded on a deferred settlement basis is considered to have been transferred only after they have been registered in the purchaser’s account. In accordance with French securities regulations, any sale of securities executed on a deferred settlement basis during the month in which a dividend occurs is deemed to take place after payment of the dividend. The account of the purchaser having purchased the securities prior to the date of the dividend payment, but during the month of a dividend payment date, is credited with an amount equal to the dividend paid and the seller’s account is debited by the same amount.
          Prior to any transfer of securities held in registered form on Eurolist by Euronext, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist by Euronext are cleared by LSH Clearnet S.A. via Clearing 21 and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

RISK FACTORS
          We operate in a rapidly changing environment that involves numerous risks and uncertainties. Before you invest in any of our securities, you should be aware of various risks to which we may be subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition or results of operations. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus before you decide whether to purchase any of our securities. If any of the risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose all or part of your investment.
Risks Related to Our Business
     Our quarterly operating results have been and will continue to be subject to fluctuation.
     Historically, our quarterly operating results have varied substantially from quarter to quarter, and we anticipate that this will continue. These fluctuations occur principally because our revenues vary from quarter to quarter, while a high percentage of our operating expenses are relatively fixed in the short-term and are based on anticipated levels of revenues. As a result, small variations in the timing of the recognition of revenues could cause significant variations in our quarterly operating results. While the variability of our revenues is partially due to factors that would influence the quarterly results of any company, our business is particularly susceptible to quarterly variations because:

•	we typically record a substantial amount of our revenues in the last weeks of a quarter, rather than evenly throughout the quarter;

•	our customers typically wait until their fourth quarter, the end of their annual budget cycle, before deciding whether to purchase new software;

•	economic activity in Europe and certain other countries generally slows during the summer months;

•	customers may delay purchase decisions in anticipation of (i) changes to our product line, (ii) new products or platforms, (iii) product enhancements or (iv) in response to announced pricing changes by us or our competitors;

•	the mix of products and services and the amount of consulting services that our customers order, and the associated revenue, varies from quarter to quarter, and we expect this revenue mix to continue for the foreseeable future;

•	we depend, in part, on large orders and any delay in closing a large order, such as the delays we experienced in the three months ended June 30, 2006, may result in the realization of potentially significant net license fees being postponed from one quarter to the next; and

•	we experience longer payment cycles for sales in certain foreign countries.
     General market conditions and other domestic or international macroeconomic and geopolitical factors unrelated to our performance also affect our quarterly revenues and operating results.
     Based upon the above factors, we believe that quarter to quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon by shareholders.
          Investors may be unable to compare our results after January 1, 2006 with our results in prior periods due to stock-based compensation expense which may cause our stock price to fall.
     Our ability to sustain or increase profitability on a quarterly or annual basis may be affected by recent changes in stock-based compensation accounting rules. On January 1, 2006 we adopted the provisions of FAS 123R which requires us to measure compensation costs for all stock-based compensation at fair value and to recognize these costs as expenses in our statements of income. As a result of the recognition of these expenses, our net income and earnings per share have been materially adversely affected, and we may not be profitable on a U.S. GAAP basis. Investors may find it difficult to compare our financial performance after January 1, 2006 with our prior performance because our cost of revenues, various categories of operating expenses and taxes are all affected by the adoption of FAS 123R. Although we are providing some information to assist investors to understand the impact of FAS 123R, investors may rely solely on our U.S. GAAP results and believe our results are worse than comparable prior periods and our stock price may fall.
          Our revenues may be unpredictable due to the release of our BusinessObjects XI, release 2, product, and the expected end of life of our separate, existing Business Objects and Crystal Decisions products.
     In the past, customers have deferred purchase decisions as the expected release date of our new products has approached. In addition, customers have generally delayed making purchases of the new product to permit them to undertake a more complete evaluation of the new product or until industry analysts have commented upon the products. We released the Microsoft Windows version of BusinessObjects XI in January 2005. In late 2005, we also released BusinessObjects XI, release 2, for all supported languages. BusinessObjects XI, release 2, could be particularly susceptible to deferred or delayed orders, since it represents the integration of our former stand-alone Business Objects and Crystal Decisions product lines. Some customers may delay purchasing BusinessObjects XI, release 2, until later releases.
     Any customer hesitation could result in purchase delays from one quarter to the next, causing quarterly orders and associated shipments and revenues to vary more significantly during this transition than we have previously experienced. The impact on revenues of the introduction of BusinessObjects XI, release 2, may be exacerbated or reduced by normal seasonal spending patterns. In addition, our customers can elect to continue to use our stand-alone products until the applicable end of life. As a result, we may have to continue to support multiple products. Any continued support of these stand alone products would increase our operating expenses.
     In addition, we anticipate that the pattern of adoption of BusinessObjects XI, release 2, by existing customers, and the related impact on our revenues, may not be consistent with the patterns we have previously experienced. The old Business Objects and Crystal Decisions products will transition to end of life, with the specific end date varying depending on the customer and the product. Existing customers will be deciding whether and when to transition to the integrated BusinessObjects XI, release 2, product, which may be viewed by them as a more significant decision about how to manage their business intelligence platform than prior migrations. Some customers may be reluctant to transition from our existing stand-alone Business Objects and Crystal Decisions products to BusinessObjects X1, release 2, due to the anticipated length and complexity of the migration, and may elect either to defer this purchase decision or not to purchase BusinessObjects XI, release 2, at all. In addition, we believe customers may have deferred, and may continue to defer, purchases of new incremental licenses or functionalities of BusinessObjects XI, release 2, choosing to focus instead on migrating their existing installed base of licenses to the new Business Objects XI, release 2, platform. Finally, we cannot anticipate whether the product transition will result in a prolonged adoption cycle for BusinessObjects XI, release 2, or what the impact will be on maintenance revenues for the existing Business Objects and Crystal Decisions’ products prior to their end of life.
          If we overestimate revenues, and are unable to sufficiently reduce our expenses in any quarter, this could have a negative impact on our quarterly results of operations.
     Our revenues are difficult to forecast, and have fluctuated and will likely continue to fluctuate, significantly from quarter to quarter. Our estimates of sales trends may not correlate with actual revenues in a particular quarter or over a longer period of time. Variations in the rate and timing of conversion of our sales prospects into actual licensing revenues could prevent us from planning or budgeting accurately, and any resulting variations could adversely affect our financial results. In particular, delays, reductions in amount or cancellation of customers’ purchases would adversely affect the overall level and timing of our revenues, which could then harm our business, results of operations and financial condition.
     In addition, because our costs will be relatively fixed in the short term, we may be unable to reduce our expenses to avoid or minimize the negative impact on our quarterly results of operations if anticipated revenues are not realized. As a result, our quarterly results of operations could be worse than anticipated.
          Since we are required to report our consolidated financial results under both the U.S. GAAP and International Financial Reporting Standards (“IFRS”) rules, we may incur increased operating expenses, we may not fulfill the reporting requirements of one or both of these reporting regimes, we may be subject to inconsistent determinations with respect to our accounting policies under these regimes and investors may perceive our operating results to be drastically different under these regimes.
     We prepare our financial statements in conformity with U.S. GAAP, which is a body of guidance that is subject to interpretation or influence by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. We prepare our consolidated French financial statements in conformity with IFRS, and our statutory financial statements continue to be prepared under French GAAP. The International Accounting Standards Board, which is the body formed to create IFRS and the Financial Accounting Standards Board, have undertaken a convergence program to eliminate a variety of differences between IFRS and U.S. GAAP. The most significant differences between U.S. GAAP and IFRS currently applicable to us relate to the treatment of stock-based compensation expense, the accounting for deferred tax assets on certain intercompany transactions relating to the transfer of intercompany intellectual property rights between certain subsidiaries and the accounting for business combinations. In accordance with French regulations, we filed with the Autoritè des Marchès Financiers in France our Document de Rèfèrence 2005 on April 24, 2006 under the registration number R.06-038, which included our consolidated financial statements for the year ended December 31, 2005 in IFRS. Our Document de Rèfèrence 2005 includes the consolidated information in IFRS that we published on April 26, 2006 in the Bulletin des Annonces Lègales Obligatoires (“BALO”) in France. In addition, we published our condensed consolidated financial statements for the first half of 2006 in IFRS in the BALO in France on October 20, 2006.
     Since we prepare separate consolidated financial statements in conformity with each of the U.S. GAAP and the IFRS rules, we may incur increasingly higher operating expenses, we may not be able to meet the reporting requirements of one or both of these reporting regimes and we may be subject to inconsistent determinations with respect to our accounting policies pursuant to each of these reporting regimes. In addition, due to the differences between the U.S. GAAP and IFRS rules, investors may perceive our operating results under U.S. GAAP to be drastically different from our operating results under IFRS, potentially resulting in investor confusion regarding our operating results.
          Changes to current accounting policies could have a significant effect on our reported financial results or the way in which we conduct our business.
     Generally accepted accounting principles and the related accounting pronouncements, implementation guidelines and interpretations for some of our significant accounting policies are highly complex and require subjective judgments and assumptions. Some of our more significant accounting policies that could be affected by changes in the accounting rules and the related implementation guidelines and interpretations include:
•	Recognition of revenues

•	Business combinations

•	Impairment of goodwill, intangible assets and long-lived assets

•	Contingencies and litigation

•	Accounting for income taxes

•	Stock-based compensation
     Changes in these or other rules, or scrutiny of our current accounting practices, could have a significant adverse effect on our reported operating results or the way in which we conduct our business.
          As a result of our adoption of FAS 123R, which requires us to expense all share-based payments awards in our income statement, our net income and earnings per share have been and are expected to continue to be materially adversely affected.
     On January 1, 2006, we adopted the provisions of FAS 123R, which requires us to recognize a stock-based compensation expense based on fair value of all share-based payment awards, including employee stock options, employee stock purchase plans, warrants and RSUs. In accordance with International Financial Reporting Standard, IFRS 2, “Share-Based Payment”, we have been required for our French consolidated financial statements to report the expense associated with stock-based compensation in our statements of income since January 1, 2004.

     The recognition of stock-based compensation expenses in our U.S. GAAP income statement has materially adversely affected our net income and earnings per share relative to the periods prior to January 1, 2006, which could negatively impact our stock price. In addition, our effective tax rate has been adversely affected as a result of the adoption of FAS 123R since the underlying tax benefit is limited to option exercises by North American based employees associated with non-qualified option plans and disqualifying dispositions by North American based employees of shares acquired through incentive stock option and international employee stock purchase plans. While most forms of stock-based compensation are non-cash charges and the expensing of stock-based awards impacts all companies who have stock-based compensation plans, we cannot predict how investors will view this additional expense or our management of this expense via our compensation policy related to stock-based awards and, as such, our stock price may decline.
          Changes in our stock-based compensation policy could adversely affect our ability to attract and retain employees.
     We have historically used stock options and other forms of stock-based compensation as a means to hire, motivate and retain our employees, and to align employees’ interests with those of our shareholders. As a result of our adoption of FAS 123R, we incur increased compensation costs associated with our stock-based compensation awards. This could make it more difficult for us to obtain shareholder approval of future stock-based compensation awards. Due to the increased costs of, and potential difficulty of obtaining shareholder approval for, future stock-based compensation awards we reduced the total number of options available for grant to employees and the pool of employees that is eligible to receive share-based awards. We believe these changes have negatively affected and will continue to restrict our ability to hire and retain employees, particularly key employees. In the absence of shareholder approval of future stock-based compensation awards, we may be unable to administer any option grant programs, which could adversely impact our hiring and retention of employees. In accordance with resolutions approved at the 2006 shareholders meeting, we cannot issue during any given calendar year stock based compensation awards representing more than 3% of our share capital as of December 31 of the prior year. Therefore, we may not be able to grant stock based compensation awards necessary to hire and retain employees at the time such awards are necessary. Finally, if the companies with which we compete for employees do not change their stock-based compensation policies, we may no longer be competitive and may have difficulty hiring and retaining employees, and any such difficulty could materially adversely affect our business.
          Our market is highly competitive, which could harm our ability to sell products and services and reduce our market share.
     The market in which we compete is intensely competitive, highly fragmented and characterized by changing technology and evolving standards. Our competitors may announce new products, services or enhancements that better meet the needs of customers. Increased competition may cause price reductions or a loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, some of our competitors, particularly companies that offer relational database management software systems, enterprise resource planning software systems and customer relationship management systems may have well established relationships with some of our existing and targeted customers. This competition could harm our ability to sell our products and services effectively, which may lead to lower prices for our products, reduced revenues and market share, and ultimately, reduced earnings.
     Additionally, we may face competition from many companies with whom we have strategic relationships, including, International Business Machines Corporation, (“IBM”), Microsoft Corporation, Oracle Corporation and SAP AG, all of whom offer business intelligence products that compete with our products. For example, Microsoft has extended its SQL server business intelligence platform to include reporting capabilities which compete with our enterprise reporting solutions. These companies could bundle their business intelligence software with their other products at little or no cost, giving them a potential competitive advantage over us. Because our products will be specifically designed and targeted to the business intelligence software market, we may lose sales to competitors offering a broader range of products.
          Some of our competitors may have greater financial, technical, sales, marketing and other resources than we do. In addition, acquisitions of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenues.
Some of our competitors may have greater financial, technical, sales, marketing and other resources than we do. In addition, some of these competitors may enjoy greater name recognition and a larger installed customer base than we do. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion, sale and support of their products. In addition, some of our competitors may be more successful than we are in attracting and retaining customers.
     If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Furthermore, companies larger than ours could enter the market through internal expansion or by strategically aligning themselves with one of our competitors and providing products that cost less than our products. Our competitors may also establish or strengthen cooperative relationships with our current or future distributors, resellers, original equipment manufacturers or other parties with whom we have relationships, thereby limiting our ability to sell through these channels and reducing promotion of our products.
          We may pursue strategic acquisitions and investments that could have an adverse effect on our business if they are unsuccessful.
     As part of our business strategy, we have acquired companies, technologies and product lines to complement our internally developed products. We expect that we will have a similar business strategy going forward. For example, in August 2005 and October 2005, we acquired SRC and Infommersion, respectively. In April 2006 and October 2006, we acquired Firstlogic and Armstrong Laing Limited. It is possible that the contemplated benefits of these or any future acquisitions may not materialize within the time periods or to the extent anticipated. Critical to the success of this strategy in the future and, ultimately, our business as a whole, is the orderly, effective integration of acquired businesses, technologies, product lines and employees into our organization. Effective integration will depend, in part, on our ability to adopt an appropriate business model for integrated businesses, particularly with respect to our go-to-market strategy. If this integration is unsuccessful, our business will suffer. There is a risk that we will not be able to effectively integrate acquired businesses. There is also the risk that our valuation assumptions and models for an acquired product or business may be overly optimistic or incorrect if customers do not demand the acquired company’s products to the extent we expect, the technology does not function as we expect or the technology we acquire is the subject of infringement or trade secret claims by third parties.
          We have strategic relationships with Microsoft, IBM and Oracle over which we have limited control and which, if terminated, could reduce our revenues and harm our operating results.
     Our development, marketing and distribution strategies depend on our success to create and maintain long-term strategic relationships with major vendors, many of whom are substantially larger than us. These business relationships often consist of joint marketing programs or partnerships with original equipment manufacturers or value added resellers. Although certain aspects of these relationships are contractual in nature, many important aspects of these relationships depend on the continued cooperation of each party. Divergence in strategy, change in focus, competitive product offerings or contract defaults by any of these companies might interfere with our ability to develop, market, sell or support our products, which in turn could harm our business.
     We currently have strategic relationships with Microsoft, IBM and Oracle that enable us to jointly sell and, in some cases, bundle our products with those of Microsoft, IBM and Oracle, and we are also developing certain utilities and products to be a part of their products. We have limited control, if any, as to whether Microsoft, IBM or Oracle will devote adequate resources to promoting and selling our products. For example, to date none of these partnerships has contributed significantly to our annual license revenues through these reseller activities. In addition, Microsoft, IBM and Oracle have designed their own business intelligence software and Microsoft is actively marketing its reporting product for its SQL server business intelligence platform. If Microsoft, IBM or Oracle reduces its efforts on our behalf or discontinues or alters its relationship with us, as SAP did by terminating our OEM/reseller agreement, and instead increases its selling efforts of its own business intelligence software or develops a relationship with one of our competitors, our reputation as a technology partner with them could be damaged and our revenues and operating results could decline.
          We depend on strategic relationships and business alliances for continued growth of our business.

     No customer accounted for 10% or more of our total revenues in 2003, 2004, 2005 or the three and nine months ended September 30, 2006. Although no single reseller currently accounts for more than 10% of our total revenues, if one or more of our large resellers were to terminate their co-marketing agreements with us it could have an adverse effect on our business, financial condition and results of operations. In addition, our business, financial condition and results of operations could be adversely affected if major distributors were to materially reduce their purchases from us.
     Our distributors and other resellers generally carry and sell product lines that are competitive with ours. Because distributors and other resellers generally are not required to make a specified level of purchases from us, we cannot be sure that they will prioritize selling our products. We rely on our distributors and other resellers to sell our products, report the results of these sales to us and to provide services to certain of the end user customers of our products. If the distributors and other resellers do not sell our products, report sales accurately and in a timely manner and adequately service those end user customers, our revenues and the adoption rates of our products could be harmed.
          We sell products only in the business intelligence software market; if sales of our products in this market decline, our operating results will be harmed.
     We generate substantially all of our revenues from licensing, support and services in conjunction with the sale of our products in the business intelligence software market. Accordingly, our future revenues and profits will depend significantly on our ability to further penetrate the business intelligence software market. If we are not successful in selling our products in our targeted market due to competitive pressures, technological advances by others or other reasons, our operating results will suffer.
          If the market in which we sell business intelligence software does not grow as anticipated, our future profitability could be negatively affected.
     The business intelligence software market is still evolving, and our success depends upon the continued growth of this market. Our potential customers may:
•	not fully value the benefits of using business intelligence products;

•	not achieve favorable results using business intelligence products;

•	experience technical difficulty in implementing business intelligence products; or

•	decide to use other technologies, such as search engines, to obtain the required business intelligence for their users.
     The occurrence of one or more of these factors may cause the market for business intelligence software not to grow as quickly or become as large as we anticipate, which may adversely affect our revenues.
          Our new software as a service offering, crystalreports.com, carries a number of risks, some of which may be harmful to our business.
     We recently announced the introduction of crystalreports.com, a software as a service (“SaaS”) offering. This on demand sharing platform enables customers to securely share important business information. This on-demand strategy carries a number of risks, including:

•	We have little experience in the on-demand services market;

•	We may not be able to deliver this product or any enhancements to this product in the manner we have conveyed to customers;

•	Customers may question the viability or security of our on demand services offering;

•	We may not be able to provide sufficient, continuous customer support for crystalreports.com;

•	We may incur higher than anticipated costs as we enter into the on demand services market;

•	We could experience service interruptions with respect to this on demand service offering, which could potentially impact our revenues;

•	We may not be able to comply in a timely or cost effective manner with privacy and other regulatory requirements that apply to this product;

•	We may not realize anticipated market demand and acceptance of this on demand offering; and

•	Sales of the on-demand sharing platform bundled with license sales may delay the timing of revenue recognition for license arrangements that would otherwise have been recorded at the time of delivery.
     If SaaS becomes an important channel for us, our ability to deliver crystalreports.com to customers’ satisfaction and to provide sufficient support will be critical. If crystalreports.com fails to meet customer expectations or if we fail to provide adequate support, our business could be adversely affected.
          Our software may have defects and errors that could lead to a loss of revenues or product liability claims.
     Our products and platforms use complex technologies and may contain defects or errors, especially when first introduced or when new versions or enhancements are released. Despite extensive testing, we may not detect errors in our new products, platforms or product enhancements until after we have commenced commercial shipments. If defects and errors are discovered after commercial release of either new versions or enhancements of our products and platforms:
•	potential customers may delay purchases;

•	customers may react negatively, which could reduce future sales;

•	our reputation in the marketplace may be damaged;

•	we may have to defend product liability claims;

•	we may be required to indemnify our customers, distributors, original equipment manufacturers or other resellers;

•	we may incur additional service and warranty costs; and

•	we may have to divert additional development resources to correct the defects and errors, which may result in the delay of new product releases or upgrades.
     If any or all of the foregoing occur, we may lose revenues, incur higher operating expenses and lose market share, any of which could severely harm our financial condition and operating results.

           We may have difficulties providing and managing large scale customer deployments, which could cause a decline or delay in recognition of our revenues and an increase in our expenses.
     We may have difficulty managing the timeliness of our large scale customer deployments and our internal allocation of personnel and resources. Any such difficulty could cause us to lose existing customers, face potential customer disputes or limit the number of new customers who purchase our products or services. This could cause a decline in or delay in recognition of revenues, and could cause us to increase our research and development and technical support costs, either of which could adversely affect our operating results.
     In addition, we generally have long sales cycles for our large scale deployments. During a long sales cycle, events may occur that could affect the size, timing or completion of the order, as occurred in the three months ended June 30, 2006. For example, the potential customer’s budget and purchasing priorities may change, the economy may experience a downturn or new competing technology may enter the marketplace, any of which could reduce our revenues.
           Business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.
     A number of factors, including natural disasters, computer viruses or failure to successfully upgrade and improve operational systems to meet evolving business conditions, could disrupt our business, which could seriously harm our revenues or financial condition and increase our costs and expenses. For example, some of our offices are located in potential earthquake or flood zones, which makes these offices, product development facilities and associated computer systems more susceptible to disruption.
     We currently have proprietary applications running key pieces of our manufacturing systems. These technologies were developed internally and we have only a small number of people who know and understand them. Should we lose those individuals before these systems can be replaced with non-proprietary solutions, we may experience business disruptions due to an inability to manufacture and ship product.
     In addition, experienced computer programmers and hackers may be able to penetrate our network security and misappropriate our confidential information or temporarily disrupt our operations. As a result, we could incur significant expenses in addressing problems created by security breaches of our own network. The costs to eliminate computer viruses and alleviate other security problems could be significant. The efforts to address these problems could result in interruptions, delays or cessation of our operations.
     We continually work to upgrade and enhance our computer systems and will be implementing, in particular, a significant upgrade during the fourth quarter of 2006. If we are unable to implement our fourth quarter systems upgrade successfully, we may not be able to complete our quarter close procedures in a timely manner. In addition, if we experience unanticipated difficulties during the course of our fourth quarter systems upgrade, this may affect our ability to maintain compliance with Section 404. Delay of such projects or the launch of a faulty application could cause business disruptions or harm our customer service levels.
     Even short-term systems disruptions from any of the above mentioned or other causes could result in revenue disruptions, delayed product deliveries or customer service disruptions, which could result in decreases in revenues or increases in costs of operations.
          While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.
     Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on and our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect to continue to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis.
     It is difficult for us to predict how long it will take to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected.
           We cannot be certain that our internal control over financial reporting will be effective or sufficient in the future.
     Our ability to manage our operations and growth requires us to maintain effective operations, compliance and management controls, as well as our internal control over financial reporting. We may not be able to implement necessary improvements to our internal control over financial reporting in an efficient and timely manner and may discover deficiencies and weaknesses in existing systems and controls, especially when such systems and controls are tested by increased rate of growth or the impact of acquisitions. In addition, upgrades or enhancements to our computer systems could cause internal control weaknesses.
     It may be difficult to design and implement effective internal control over financial reporting for combined operations as we integrate acquired businesses. In addition, differences in existing controls of acquired businesses may result in weaknesses that require remediation when internal controls over financial reporting are combined. For example, we were required to integrate the financial reporting systems of Crystal Decisions with our existing systems in 2004. The integration of two compliant systems could result in a noncompliant system or an acquired company may not have compliant systems. In either case, the effectiveness of our internal control may be impaired.
     If we fail to maintain an effective system of internal control or if management or our independent registered public accounting firm were to discover material weaknesses in our internal control systems we may be unable to produce reliable financial reports or prevent fraud. If we are unable to assert that our internal control over financial reporting is effective at any time in the future, or if our independent registered public accounting firm is unable to attest to the effectiveness of our internal controls, is unable to deliver a report at all or can deliver only a qualified report, we could be subject to regulatory enforcement and may lose investor confidence in our ability to operate in compliance with existing internal control rules and regulations, either of which could result in a decline in our stock price.
          The software market in which we operate is subject to rapid technological change and new product introductions, which could negatively affect our product sales.
     The market for business intelligence software is characterized by rapid technological advances, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. The emergence of new industry standards in related fields may adversely affect the demand for our products. To be successful, we must develop new products, platforms and enhancements to our existing products that keep pace with technological developments, changing industry standards and the increasingly sophisticated requirements of our customers. Introducing new products into our market has inherent risks including those associated with:
•	adapting third party technology, including open source software;

•	successful education and training of sales, marketing and consulting personnel;

•	effective marketing and market acceptance;

•	proper positioning and pricing; and

•	product quality, including possible defects.
     If we are unable to respond quickly and successfully to these developments and changes, our competitive position could decline. In addition, even if we are able to develop new products, platforms or enhancements to our existing products, these products, platforms and product enhancements may not be accepted in the marketplace. Further, if we do not time the introduction or the announcement of new products or enhancements to our existing products appropriately, or if our competitors introduce or announce new products, platforms and product enhancements, our customers may defer or forego purchases of our existing products. In addition, we will have expended substantial resources without realizing the anticipated revenues, which would have an adverse effect on our results of operations and financial condition.
          Failure to structure our business model properly for mid market customers could have a material adverse effect on our business and results of operations.
     We have begun to expand our formal sales efforts from traditional enterprise customers to medium sized businesses. As we expand further into the mid market, it will be necessary for us to differentiate our mid market sales and services model sufficiently from our enterprise customer model, and to structure this model to fit the needs of our mid market customers and channel partners. Any failure by us to structure our go-to-market strategy properly for mid market customers could result in channel conflicts, as well as delayed and missed orders. If we are unable to prevent or effectively manage conflicts between our mid market channel partners and our direct sales , or prevent delayed or missed orders, this could have a material adverse effect on our business and results of operations. In addition, our expansion from the traditional enterprise customer base to medium sized businesses exposes us to different competitors, and could potentially increase competition with respect to pricing, product quality and services. This additional competition could result in price reductions, cost increases or loss of market share.
          We are currently a party to several lawsuits with MicroStrategy. The prosecution of these lawsuits could have a negative impact on our business. Should MicroStrategy prevail, we may be required to pay substantial monetary damages or be prevented from selling some of our products.
     On October 30, 2001, MicroStrategy filed an action for alleged patent infringement in the United States District Court for the Eastern District of Virginia against us and our subsidiary, Business Objects Americas. The complaint alleged that our software infringed MicroStrategy’s U.S. Patent Nos. 6,279,033 and 6,260,050. In December 2003, the Court dismissed MicroStrategy’s claim of infringement on U.S. Patent No. 6,279,033 without prejudice. On June 7, 2004, the District Court advised the parties that it was of the opinion that summary judgment should be granted in our favor as to non infringement of MicroStrategy’s patent No. 6,260,050 and that the trial scheduled to begin on June 15, 2004 would not occur. On August 6, 2004, the District Court entered a formal opinion and order formalizing this decision. On September 3, 2004, MicroStrategy filed a Notice of Appeal with the Court of Appeals for the Federal Circuit. The Court of Appeals heard oral arguments on August 3, 2005 and took the matter under submission. On November 17, 2005, the Court of Appeals affirmed the District Court’s ruling that we are not infringing MicroStrategy’s patent.
     In April 2002, MicroStrategy obtained leave to amend its patent claims against us to include claims for misappropriation of trade secrets, violation of the Computer Fraud and Abuse Act, tortious interference with contractual relations and conspiracy in violation of the Virginia Code, seeking injunctive relief and damages. On December 30, 2002, the Court granted our motion for summary judgment and rejected MicroStrategy’s claims for damages as to the causes of action for misappropriation of trade secrets, Computer Fraud and Abuse Act and conspiracy in violation of the Virginia Code. On October 28, 2003, the Court granted judgment as a matter of law in favor of us and dismissed the jury trial on MicroStrategy’s allegations that we had tortiously interfered with certain employment agreements between MicroStrategy and its former employees. The Court took MicroStrategy’s claim for misappropriation of trade secrets under submission. On August 6, 2004, the Court issued an order rejecting all of MicroStrategy’s claims for misappropriation of trade secrets, except for a finding that a former employee of ours had misappropriated two documents. The Court issued a limited injunction requiring us not to possess, use or disclose the two documents as to which it found misappropriation. The Court also denied MicroStrategy’s request for attorneys’ fees. On September 3, 2004, MicroStrategy filed a Notice of Appeal with the Court of Appeals for the Federal Circuit appealing each of the rulings. The Court of Appeals heard oral arguments on August 3, 2005 and took the matter under submission. On November 17, 2005, the Court of Appeals affirmed the District Court’s decision rejecting MicroStrategy’s claims except for a claim alleging interference with a non-solicitation clause in MicroStrategy’s employment agreement which has been remanded to the District Court for further proceedings. On December 1, 2005, MicroStrategy filed a petition with the Court of Appeals for the Federal Circuit for panel rehearing and rehearing en banc. We filed our opposition to MicroStrategy’s petition on January 12, 2006. On January 25, 2006, the Court of Appeals for the Federal Circuit denied MicroStrategy’s petition for rehearing and, as a result, the only remaining claim, which pertains to interference with a non-solicitation clause in MicroStrategy’s employment agreement, was remanded to the District Court for further proceedings. MicroStrategy has since agreed to dismiss its only remaining claim, and a stipulation dismissing that claim was filed by the parties on December 4, 2006. The only remaining issue is the limited injunction issued by the Court in August 2004.
     On December 10, 2003, MicroStrategy filed an action for patent infringement against Crystal Decisions in the United States District Court for the District of Delaware. We became a party to this action when we acquired Crystal Decisions. The complaint alleged that the Crystal Decisions’ software products: Crystal Enterprise, Crystal Reports, Crystal Analysis and Crystal Applications, infringe MicroStrategy’s U.S. Patent Nos. 6,279,033, 6,567,796 and 6,658,432. MicroStrategy has since alleged that Business Objects XI, Crystal Reports XI and OLAP Intelligence XI, successors of the products initially accused, also infringe the patents named in the suit. The complaint seeks relief in the form of an injunction, unspecified damages, an award of treble damages and attorneys’ fees. Summary judgment motions were filed by both parties. A claim construction and summary judgment hearing was held on November 21, 2005 and the District Court took the matter under submission. On January 23, 2006, the District Court issued a Memorandum Opinion granting our motion for summary judgment as to non-infringement of MicroStrategy’s U.S. patent No. 6,279,033 and for summary judgment as to the invalidity of MicroStrategy’s U.S. Patent Nos. 6,567,796 and 6,658,432. As a result, MicroStrategy’s claim that we infringed these three patents have all been dismissed and will not proceed to trial. Judgment was entered in our favor on February 23, 2006. Microstrategy filed a notice of appeal on March 24, 2006. Microstrategy filed its opening brief on August 4, 2006. We filed our response brief on November 17, 2006.
     We believe that we have meritorious defenses to MicroStrategy’s various allegations and claims in each of the suits and we intend to continue to defend the actions vigorously. However, because of the inherent uncertainty of litigation in general, we cannot assure you that we will ultimately prevail. Should MicroStrategy ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling some of our products and deriving related maintenance revenues. In addition, we could be required to pay substantial monetary damages to MicroStrategy. We cannot currently estimate either the amount or range of any losses.
     Litigation such as the suits MicroStrategy has brought against us can take years to resolve and can be expensive to defend. An adverse judgment, if entered in favor of any MicroStrategy claim, could seriously harm our business, results of operations and financial position and cause our stock price to decline substantially. In addition, the MicroStrategy litigation, even if ultimately determined to be without merit, will be time consuming to defend, divert our management’s attention and resources and could cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements may not be available on terms acceptable to us, if at all, and the prosecution of the MicroStrategy allegations and claims could significantly harm our business, financial position and results of operations and cause our stock price to decline substantially.
          We are a party to litigation with Vedatech Corporation and, in the event of an adverse judgment against us, we may have to pay damages, which could adversely affect our financial position and results of operations.
     In November 1997, Vedatech commenced an action in the Chancery Division of the High Court of Justice in the United Kingdom against Crystal Decisions (UK) Limited, now a wholly owned subsidiary of Business Objects Americas. The liability phase of the trial was completed in March 2002, and Crystal Decisions prevailed on all claims except for the quantum meruit claim. The High Court ordered the parties to mediate the amount of that claim and, in

August 2002, the parties came to a mediated settlement. The mediated settlement was not material to Crystal Decisions’ operations and contained no continuing obligations. In September 2002, however, Crystal Decisions received notice that Vedatech was seeking to set aside the settlement.
     In April 2003, Crystal Decisions filed an action in the High Court of Justice seeking a declaration that the mediated settlement agreement is valid and binding. In connection with this request for declaratory relief Crystal Decisions paid the agreed settlement amount into the High Court.
     In October 2003, Vedatech and Mani Subramanian filed an action against Crystal Decisions, Crystal Decisions (UK) Limited and Susan J. Wolfe, then Vice President, General Counsel and Secretary of Crystal Decisions, in the United States District Court, Northern District of California, San Jose Division, which alleged that the August 2002 mediated settlement was induced by fraud and that the defendants engaged in negligent misrepresentation and unfair competition. We became a party to this action when we acquired Crystal Decisions. In July 2004, the United States District Court, Northern District of California, San Jose Division granted the defendants’ motion to stay any proceedings before such court pending resolution of the matters currently submitted to the English High Court.
     In October 2003, Crystal Decisions (UK) Limited, Crystal Decisions (Japan) K.K. and Crystal Decisions filed an application with the High Court claiming the proceedings in United States District Court, Northern District of California, San Jose Division were commenced in breach of an exclusive jurisdiction clause in the settlement agreement and requesting injunctive relief to restrain Vedatech from pursuing the United States District Court proceedings. On August 3, 2004, the High Court granted the anti-suit injunction but provided that the United States District Court, Northern District of California, San Jose Division could complete its determination of any matter that may be pending. Vedatech and Mr. Subramanian made an application to the High Court for permission to appeal the orders of August 3, 2004, along with orders which were issued on May 19, 2004. On June 7, 2005, the Court of Appeal refused this application for permission to appeal. At a case management conference on January 11, 2006, the judge dismissed Vedatech’s application for summary judgment and gave directions for the matter to proceed to trial. On March 10, 2006, the Court of Appeal dismissed the Defendants’ application for permission to appeal the Court’s directions. Vedatech has filed an application requesting that our counsel be recused from the matter. A hearing took place on May 16, 2006 at which the recusal application was dismissed with costs. On August 1, 2006, a costs judge issued a costs certificate in our favor. A trial date has been listed for July 9, 2007.
     Although we believe that Vedatech’s basis for seeking to set aside the mediated settlement and its claims in the October 2003 complaint is without merit, the outcome cannot be determined at this time. The mediated settlement and related costs were accrued in Crystal Decisions’ consolidated financial statements. Although we may incur further legal fees with respect to Vedatech, we cannot currently estimate either the amount or range of any such additional losses. If the mediated settlement were to be set aside, an ultimate damage award could adversely affect our results of operations, liquidity or financial position.
          We are a party to litigation with Informatica and, in the event of an adverse judgment against us, we may have to pay damages or be prevented from selling some of our products, either of which could adversely affect our financial position and results of operations.
     On July 15, 2002, Informatica Corporation (“Informatica”) filed an action for alleged patent infringement in the United States District Court for the Northern District of California against Acta. We became a party to this action when we acquired Acta in August 2002. The complaint alleged that the Acta software products infringe Informatica’s United States Patent Nos. 6,401,670, 6,339,775 and 6,208,990. On July 17, 2002, Informatica filed an amended complaint that alleged that the Acta software products also infringe United States Patent No. 6,044,374. The complaint seeks relief in the form of an injunction, unspecified damages, an award of treble damages and attorneys’ fees. The parties presented their respective claim construction to the District Court on September 24, 2003 and on August 2, 2005, the Court issued its claim construction order. The parties are currently engaged in discovery and dispositive motions were heard on September 29, 2006 and taken under submission. On October 11, 2006 the District Court issued as opinion denying Informatica’s motion for partial summary judgment, granting our motion for summary judgment on the issue of contributory infringement as to all four patents at issue and on direct and induced infringement of the ‘374 patent and denying our motion for summary judgment on the issue of direct and induced infringement of the ‘ 670, ‘775 and ‘990 patents. A trial date has been set for March 12, 2007. We are defending this action vigorously. Should an unfavorable outcome arise, there can be no assurance that such outcome would not have a material adverse affect on our liquidity, financial position or results of operations. We cannot currently estimate either the amount or range of any losses.
     Although we believe that Informatica’s basis for its suit is meritless, the outcome cannot be determined at this time. Because of the inherent uncertainty of litigation in general and that fact that this litigation is ongoing, we cannot assure you that we will prevail. Should Informatica ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling some of our products and be required to pay damages.

          We are a party to litigation with Decision Warehouse. The prosecution of this lawsuit could have a substantial negative impact on our business. Should Decision Warehouse prevail, we may be required to pay substantial monetary damages.
     On September 29, 2004, Decision Warehouse Consultoria E Importacao Ltda. filed an action in the Superior Court for the State of California, County of Santa Clara against Business Objects Americas and Business Objects Do Brasil, Ltda. for unspecified damages alleging breach of contract, intentional interference with prospective economic advantage and contract relationships, misappropriation of trade secrets, promissory fraud and unlawful business practices. On August 18, 2006. Decision Warehouse amended its complaint to add a claim for unspecified damages alleging defamation. On October 27, 2006, the court granted summary judgement in our favor on the claim for defamation on the grounds that it is barred by the applicable statute of limitations. The parties are currently engaged in discovery on the remaining claims. No trial date has been set. We intend to defend this action vigorously. Should an unfavorable outcome arise, there can be no assurance such outcome would not have a material adverse affect on our results of operations, liquidity or financial position.
     On December 22, 2004, Business Objects Americas and Business Objects Do Brasil, Ltda. filed a lawsuit in the Superior Court for the State of California, County of Santa Clara against Decision Warehouse Consultoria E Importacao Ltda. The lawsuit alleges violations of Brazilian copyright law, breach of contract, unfair business practices, account stated, open book account and for an accounting. Our complaint requested damages according to proof, “moral” damages under Brazilian law and award of sums found due after accounting. On July 19, 2006, we filed an amended claim for unspecified damages against Decision Warehouse and one of its principal shareholders, Cesar Miranda alleging conspiracy to defraud and defamation. No trial date has been set.
          We have committed to undertake certain internal practices in connection with handling of employee information.
     We announced on October 21, 2005, that, in a follow-on to a civil action in which MicroStrategy unsuccessfully sought damages for its claim that we misappropriated trade secrets, the Office of the U.S. Attorney for the Eastern District of Virginia decided not to pursue charges against us or our current or former officers or directors. We are taking steps to enhance our internal practices and training programs related to the handling of potential trade secrets and other competitive information. We will use an independent expert to monitor these efforts. If between now and October 27, 2007, the Office of the U.S. Attorney concludes that we have not adequately fulfilled our commitments we could be subject to adverse regulatory action.
          The protection of our intellectual property rights is crucial to our business and, if third parties use our intellectual property without our consent, our business could be damaged.
     Our success is heavily dependent on protecting intellectual property rights in our proprietary technology, which is primarily our software. It is difficult for us to protect and enforce our intellectual property rights for a number of reasons, including:
•	policing unauthorized copying or use of our products is difficult and expensive;

•	software piracy is a persistent problem in the software industry;

•	our patents may not cover the full scope of our product offerings and may be challenged, invalidated or circumvented, or may be enforceable only in certain jurisdictions; and

•	our shrink-wrap licenses may be unenforceable under the laws of certain jurisdictions.
     In addition, the laws of many countries do not protect intellectual property rights to as great an extent as those of the United States and France. We believe that effective protection of intellectual property rights is unavailable or limited in certain foreign countries, creating an increased risk of potential loss of proprietary technology due to piracy and misappropriation. For example, we are currently doing business in the People’s Republic of China where the status of intellectual property law is unclear and we may expand our presence there in the future.
     Although our name, when used in combination with our previous logo, is registered as a trademark in France, the United States and a number of other countries, we may have difficulty asserting our trademark rights in the name “Business Objects” because some jurisdictions consider the name “Business Objects” to be generic or descriptive in nature. As a result, we may be unable to effectively police the unauthorized use of our name or otherwise prevent our name from becoming a part of the public domain. We are registering a new trademark associated with our name

“Business Objects” in numerous jurisdictions. We may have difficulty registering our new trademark in some of these jurisdictions because it may be considered generic or descriptive, or may conflict with pre-existing marks in those jurisdictions. We also have other trademarks or service marks in use around the world, and we may have difficulty registering or maintaining these marks in some countries, which may require us to change our marks or obtain new marks.
     We also seek to protect our confidential information and trade secrets through the use of non-disclosure agreements with our contractors, vendors, and partners. However, there is a risk that our trade secrets may be disclosed or published without our authorization, and in these situations it may be difficult or costly for us to enforce our rights and retrieve published trade secrets.
     We sometimes contract with third parties to provide development services to us, and we routinely ask them to sign agreements which require them to assign intellectual property to us which is developed on our behalf. However, there is a risk that they will fail to disclose to us such intellectual property, or that they may have inadequate rights to such intellectual property. This could happen, for example, if they failed to obtain the necessary invention assignment agreements with their own employees.
     We are involved in litigation to protect our intellectual property rights, and we may become involved in further litigation in the future. This type of litigation is costly and could negatively impact our operating results.
          Third parties have asserted that our technology infringes upon their proprietary rights, and others may do so in the future, which has resulted, and may in the future result, in costly litigation and could adversely affect our ability to distribute our products.
     From time to time, companies in the industry in which we compete receive claims that they are infringing upon the intellectual property rights of third parties. We believe that software products that are offered in our target markets will increasingly be subject to infringement claims as the number of products and competitors in the industry segment grows and product functionalities begin to overlap. For example, we are defending one patent infringement suit brought by Informatica.
     The potential effects on our business operations resulting from third party infringement claims that have been filed against us and may be filed against us in the future include the following:
•	we would need to commit management resources in defense of the claim;

•	we may incur substantial litigation costs in defense of the claim;

•	we may have to expend significant development resources to redesign our products;

•	we may be required to enter into royalty and licensing agreements with such third party under unfavorable terms; and

•	we could be forced to cease selling or delay shipping our products should an adverse judgment be rendered against us.
     We may also be required to indemnify customers, distributors, original equipment manufacturers and other resellers for third-party products incorporated into our products if such third party’s products infringe upon the intellectual property rights of others. Although many of these third parties that are commercial vendors will be obligated to indemnify us if their products infringe the intellectual property rights of others, any such indemnification may not be adequate.
     In addition, from time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products.

     We use selected open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties challenging ownership of what we believe to be our proprietary software. We may also be subject to claims that we have failed to comply with all the requirements of the open source licenses. Open source licenses are more likely than commercial licenses to contain vague, ambiguous, or legally untested provisions, which increase the risks of such litigation. In addition, third parties may assert that the open source software itself infringes upon the intellectual property of others. Because open source providers seldom provide warranties or indemnification to us, in such event we may not have an adequate remedy against the open source provider.
     Any of this litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to redesign our products or obtain licenses from third parties.
          Our loss of rights to use software licensed from third parties could harm our business.
     We license software from third parties and sublicense this software to our customers. In addition, we license software from third parties and incorporate it into our products. In the future, we may be forced to obtain additional third party software licenses to enhance our product offerings and compete more effectively. By utilizing third party software in our business, we incur risks that are not associated with developing software internally. For example, third party licensors may discontinue or modify their operations, terminate their relationships with us, or generally become unable to fulfill their obligations to us. If any of these circumstances were to occur, we might be forced to seek alternative technology of inferior quality, which has lower performance standards or which might not be available on commercially reasonable terms. If we are unable to maintain our existing licenses or obtain alternate third party software licenses on commercially reasonably terms, our revenues could be reduced, our costs could increase and our business could suffer.
          Our executive officers and key employees are crucial to our business, and we may not be able to recruit, integrate and retain the personnel we need to succeed.
     Our success depends upon a number of key management, sales, technical and other critical personnel, including our chief executive officer, John Schwarz, and our chairman of the board of directors and chief strategy officer, Bernard Liautaud, the loss of either of whom could adversely affect our business. The loss of the services of any key personnel or our inability to attract, integrate and retain highly skilled technical, management, sales and marketing personnel could result in significant disruption to our operations, including affecting the timeliness of new product introductions, hindrance of product development and sales efforts, degradation of customer service, as well as the successful completion of company initiatives, including growth plans, and the results of our operations. We cannot be certain we will be able to find a suitable replacement for any of our key employees who leaves the company without expending significant time and resources, or at all, or that we will not experience additional departures. Any failure by us to find suitable replacements for our key senior management may be disruptive to our operations. Competition for such personnel in the computer software industry is intense, and we may be unable to attract, integrate and retain such personnel successfully. In addition, if any of our key employees leaves the company for employment with a competitor, this could have a material adverse effect on our business.
          We have multinational operations that are subject to risks inherent in international operations.
     We have significant operations outside of France and the United States, including development facilities, sales personnel and customer support operations. Our international operations are subject to certain inherent risks including:
•	technical difficulties and costs associated with product localization;

•	challenges associated with coordinating product development efforts among geographically dispersed development centers;

•	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights;

•	lack of experience in certain geographic markets;

•	the significant presence of some of our competitors in some international markets;

•	potentially adverse tax consequences;

•	import and export restrictions and tariffs;

•	foreign laws and other government controls, such as trade and employment restrictions;

•	management, staffing, legal and other costs of operating an enterprise spread over various countries;

•	the recent addition of a number of employees in offshore locations for which attrition rates traditionally are believed to be higher than is generally true for North America and Europe;

•	political instability in the countries where we are doing business;

•	fears concerning travel or health risks that may adversely affect our ability to sell our products and services in any country in which the business sales culture encourages face-to-face interactions; and

•	different business practices and regulations, which may lead to the need for increased employee education and supervision.
     These factors could have an adverse effect on our business, results of operations and financial condition.
          Fluctuations in exchange rates between the euro, the U.S. dollar and the Canadian dollar, as well as other currencies in which we do business, may adversely affect our operating results.
     We transact business in an international environment. As we report our results in U.S. dollars, the difference in exchange rates in one period compared to another directly impacts period to period comparisons of our operating results. We incur Canadian dollar expenses that are substantially larger than our Canadian dollar revenues, and we generate a substantial portion of our revenues and expenses in currencies other than the U.S. dollar, including the euro and the British pound. Furthermore, currency exchange rates have been especially volatile in the recent past and these currency fluctuations may make it difficult for us to predict and/or provide guidance on our results.
     While we have implemented certain strategies to mitigate risks related to the impact of fluctuations in currency exchange rates, we cannot ensure that we will not recognize gains or losses from international transactions, as this is part of transacting business in an international environment. Not every exposure is or can be hedged, and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. We may experience foreign exchange gains and losses on a combination of events, including revaluation of foreign denominated amounts to the local currencies, gains or losses on forward or option contracts settled during and outstanding at period end and other transactions involving the purchase of currencies. Failure to hedge successfully or anticipate currency risks properly could adversely affect our operating results.
          Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income.
     Our effective tax rate could be adversely affected by several factors, many of which are outside of our control. Our effective tax rate may be affected by the proportion of our revenues and income before taxes in the various domestic and international jurisdictions in which we operate. Our revenues and operating results are difficult to predict and may fluctuate substantially from quarter to quarter. We are also subject to changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate, as well as the requirements of certain tax and other accounting body rulings. Since we must estimate our annual effective tax rate each quarter based on a combination of actual results and forecasted results of subsequent quarters, any significant change in our actual quarterly or forecasted annual results may adversely impact the effective tax rate for the period. Our estimated annual effective tax rate may increase or fluctuate for a variety of reasons, including:
•	changes in forecasted annual operating income;

•	changes in relative proportions of revenues and income before taxes in the various jurisdictions in which we operate;

•	changes to the valuation allowance on net deferred tax assets;

•	changes to actual or forecasted permanent differences between book and tax reporting, including the tax effects of purchase accounting for acquisitions and non-recurring charges which may cause fluctuations between reporting periods;

•	impacts from any future tax settlements with state, federal or foreign tax authorities;

•	impacts from changes in tax laws, regulations and interpretations in the jurisdictions in which we operate, as well as the requirements of certain tax rulings;

•	impacts from acquisitions and related integration activities; or

•	impacts from new FASB or IFRS requirements.
     Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period.
          We are subject to frequent tax audits, where the ultimate resolution may result in additional taxes.
     As a matter of course, we are regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result in additional taxes. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. Despite our belief that our tax return positions are appropriate and supportable under local tax law, certain positions may be challenged and we may not succeed in realizing the anticipated tax benefit. For example, we are currently under examination by the French tax authorities for 2001 through 2004 fiscal year tax returns. We received notices of proposed adjustment for the 2001 and 2002 returns of Business Objects S.A. We have submitted protest Letters in response to the proposed adjustments. We are defending our position vigorously, but there can be as assurance as to the ultimate outcome. Although the French authorities have not issued an assessment for 2003 and 2004 fiscal years tax returns, an assessment could be issued in the near future, prior to the expiration of the statute of limitations in December 2006 and 2007, respectively. Although, in such case, we would defend our position vigorously, there can be no assurance as to the ultimate outcome.
     Income taxes are recorded based on our determination of the probable outcome and specific reserves are recorded as necessary. We also evaluate these reserves each quarter and adjust the reserves and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits. Although we believe our estimates are reasonable, our tax positions comply with applicable tax law, and we have adequately provided for any known tax contingencies, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results.
     In addition, as a result of tax audits, we may become aware of required adjustments to previous tax provisions set up in connection with the acquisition of businesses. These balances are generally recorded through goodwill as part of the purchase price allocation and are adjusted in future periods to goodwill instead of charges against the current statements of income. This treatment does not preclude the payment of additional taxes due, if assessed. For example, during April 2005, we received a notice of proposed adjustment from the Internal Revenue Service for the 2001 and 2002 fiscal year tax returns of Crystal Decisions and have submitted a Protest Letter. This matter is currently at the IRS Appeals level. Income taxes related to the issues under audit were fully reserved as part of the original purchase price allocation, and were included in the income taxes payable balance on the consolidated balance sheets at December 31, 2005 and September 30, 2006. We intend to defend our position vigorously. If we prevail, we will reverse the tax reserves and record a credit to goodwill. If we are not successful in defending our position, we expect the adjustment would have a negative impact on our cash and cash equivalents balance as a result of the payment of income taxes, but except for any interest that is assessed for the post acquisition period, the adjustment would have no impact on our net income.
Risks Related to Ownership of Our Ordinary Shares or ADSs
          Provisions of our articles of association and French law could have anti-takeover effects and could deprive shareholders who do not comply with such provisions of some or all of their voting rights.
     Provisions of our articles of association and French law may impede the accumulation of our shares by third parties seeking to gain a measure of control over our company. For example, French law provides that any individual or entity (including a holder of ADSs) acting alone or in concert that becomes the owner of more than 5%, 10%, 15%, 20%, 25%,

33 1/3%, 50%, 66 2/3%, 90% or 95% of our share capital outstanding or voting rights or that increases or decreases its shareholding or voting rights above or below by any of the foregoing percentages, is required to notify us within five trading days, of the number of shares and ADSs it holds individually or in concert with others and the voting rights attached to the shares and the number of securities giving access to shares and voting rights. The individual or entity must also notify the Autorité des Marchés Financiers ( the “AMF”) within five trading days of crossing any of the foregoing percentages. The AMF then makes the information available to the public. In addition, any individual or legal entity acquiring more than 10% or 20% of our outstanding shares or voting rights must file a notice with us and the AMF within 10 trading days. The AMF makes such notice available to the public. This report must state whether the acquirer acts alone or in concert with others and must indicate the acquirer’s intention for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of us or to seek nomination (for itself or for others) to our board of directors. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The AMF makes the notice public. The acquirer may amend its stated intentions by filing a new report, provided that it does so on the basis of significant changes in its own situation or stockholdings.
     Any shareholder who fails to comply with these requirements will have the voting rights for all shares in excess of the relevant thresholds suspended until the second anniversary of the completion of the required notifications and may have all or part of such voting rights suspended for up to five years by the relevant commercial court at the request of our chairman, any of our shareholders or the AMF and may be subject to an €18,000 fine.
     Our articles of association provide that any individual or entity (including a holder of ADSs) acting alone or in concert who acquires a number of shares equal to or greater than 2% or a multiple thereof, of our share capital or voting rights, shall within five trading days of crossing such holding threshold inform us of the total number of shares or voting rights that such person holds by a registered letter with a proof of delivery slip addressed to our headquarters or by an equivalent means in accordance with applicable foreign law. When the threshold is crossed as a result of a purchase or sale on the stock market, the period of five trading days allowed for disclosure begins to run on the trading date of the securities and not the delivery date. This notification obligation also applies, as set forth above, whenever a new threshold of 2% is reached or has been crossed (whether an increase or decrease), for whatever reason, up to and including a threshold of 50%. In determining the threshold referred to above, both shares and/or voting rights held indirectly and shares and/or voting rights associated with shares and/or voting rights owned as defined by the French Commercial Code will be taken into account.
     Furthermore, our articles of association provide that should this notification obligation not be complied with and should one or more shareholders who holds at least 2% of the share capital or voting rights so request, shares in excess of the fraction which should have been declared are deprived of voting rights at any subsequent shareholders’ meeting convened until two years following the date of making the required notification. Any request of the shareholders shall be recorded in the minutes and will involve the legal penalty referred to above. Under the terms of the deposit agreement relating to our ADSs, if a holder of ADSs fails to instruct the depositary in a timely and valid manner how to vote such holder’s ADSs with respect to a particular matter, the depositary will deem that such holder has given a proxy to the chairman of the meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors and will vote the ordinary shares underlying the ADSs accordingly. This provision of the depositary agreement could deter or delay hostile takeovers, proxy contests and changes in control or management of our company.
          Our Board of Directors recently obtained authority to implement certain anti-takeover measures which may delay or discourage an acquisition of our Company.
          At the June 7, 2006 annual shareholders meeting, our shareholders approved resolutions granting our Board of Directors the authority to implement certain anti-takeover measures in the event of an unsolicited takeover bid by an acquirer that is not required to obtain prior approval by its shareholders before adopting any reciprocal defensive measure against an unapproved public tender offer or exchange offer. These anti-takeover measures were adopted in accordance with recent changes to the French Commercial Code. In the event of a hostile takeover bid, our Board of Directors now has the authority to issue warrants free of charge to all of our shareholders, allowing our shareholders to subscribe for one or more of our shares. Our Board of Directors has the authority to determine the terms and conditions of the warrants, and may issue warrants with preferential conditions. Our Board of Directors also now has the authority to issue securities authorized under certain resolutions adopted at the June 7, 2006 shareholders meeting in the event of an unsolicited takeover bid.
          If implemented, these anti-takeover measures may discourage an acquisition of us that our Board of Directors deems undesirable. The issuance of warrants or other securities may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our Board of Directors. In addition, these anti-takeover measures may discourage an attempt to change the composition of our Board of Directors or our management. Our Board of Directors could implement these anti-takeover measures to resist an offer from a third party to acquire us, including an offer to acquire our shares at a premium to the trading price or an offer that is otherwise considered favorable by our shareholders. In addition, the existence of these anti-takeover measures could restrict the price that certain investors might be willing to pay for our shares, and could discourage, delay or prevent a merger or an acquisition that a shareholder considers favorable.
          We cannot be certain that these new anti-takeover measures will be efficient.
          We cannot be certain that our new anti-takeover measures will be efficient as we adopted them pursuant to recent amendments to the French Commercial Code, and these measures have not yet been subject to implementation. To date, we do not have any precedents under French law to assist in determining the expected efficiency of these anti-takeover measures. These measures may not be as efficient as we anticipate, or may not be efficient at all.
          Holders of our shares have limited rights to call shareholders’ meetings or submit shareholder proposals, which could adversely affect their ability to participate in governance of our company.
          In general, our board of directors may call a meeting of our shareholders. A shareholders’ meeting may also be called by a liquidator or a court appointed agent, in limited circumstances, such as at the request of the holders of 5% or more of our outstanding shares held in the form of ordinary shares. In addition, only shareholders holding a defined number of shares held in the form of ordinary shares or groups of shareholders holding a defined number of voting rights underlying their ordinary shares may submit proposed resolutions for meetings of shareholders. The minimum number of shares required depends on the amount of the share capital of our company and was equal to 2,206,327 ordinary shares based on our share capital as of October 31, 2006. Similarly, a duly qualified association, registered with the AMF and us, of shareholders who have held their ordinary shares in registered form for at least two years and together hold at least a defined percentage of our voting rights, equivalent to 1,884,824 ordinary shares based on our voting rights as of October 31, 2006 may submit proposed resolutions for meetings of shareholders. As a result, the ability of our shareholders to participate in and influence the governance of our company will be limited.
          Interests of our shareholders will be diluted if they are not able to exercise preferential subscription rights for our shares.
          Under French law, shareholders have preferential subscription rights (droits préférentiels de souscription) to subscribe for cash for issuances of new shares or other securities with preferential subscription rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the exchange for such securities on Eurolist by Euronext. Holders of our ADSs may not be able to exercise preferential subscription rights for these shares unless a registration statement under the Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements is available.
          If these preferential subscription rights cannot be exercised by holders of ADSs, we will make arrangements to have the preferential subscription rights sold and the net proceeds of the sale paid to such holders. If such rights cannot be sold for any reason, we may allow such rights to lapse. In either case, the interest of holders of ADSs in our company will be diluted, and, if the rights lapse, such holders will not realize any value from the granting of preferential subscription rights.

          It may be difficult for holders of our ADSs rather than our ordinary shares to exercise some of their rights as shareholders.
     It may be more difficult for holders of our ADSs to exercise their rights as shareholders than it would be if they directly held our ordinary shares. For example, if we offer new ordinary shares and a holder of our ADSs has the right to subscribe for a portion of them, the Bank of New York, as the depositary, is allowed, in its own discretion, to sell for such ADS holder’s benefit that right to subscribe for new ordinary shares of our company instead of making it available to such holder. Also, to exercise their voting rights, holders of our ADSs must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for a holder of our ADSs than it would for holders of our ordinary shares.
          Fluctuation in the value of the U.S. dollar relative to the euro may cause the price of our ordinary shares to deviate from the price of our ADSs.
     Our ADSs trade in U.S. dollars and our ordinary shares trade in euros. Fluctuations in the exchange rates between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.
          We have not declared or paid cash dividends to our shareholders and do not anticipate doing so in the near future.
     We currently intend to use all of our operating cash flow to finance our business for the foreseeable future. We have never declared or paid cash dividends to our shareholders, and we do not anticipate that we will distribute cash dividends in the near term. Although we may in the future distribute a portion of our earnings as cash dividends to shareholders, the determination of whether to declare cash dividends and, if so, the amount of such dividends will be based on facts and circumstances existing at the time of determination. We may not distribute cash dividends in the near future, or at all.
          The market price of our shares is susceptible to changes in our operating results and to stock market fluctuations.
     Our operating results may be below the expectations of public market analysts and investors’ and therefore, the market price of our shares may fall. In addition, the stock markets in the United States and France have experienced significant price and volume fluctuations in recent periods, which have particularly affected the market prices of many technology companies and often are unrelated and disproportionate to the operating performance of these particular companies. These broad market fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our shares. The market fluctuations have affected our stock price in the past and could continue to affect our stock price in the future. The market price of our shares may be affected by one or more of the following factors:
•	announcements of our quarterly operating results and expected results of the future periods;

•	our failure to achieve the operating results anticipated by analysts or investors;

•	announcements of technological innovations or new products by us, our customers or competitors;

•	releases or reports by or changes in security and industry analysts’ recommendations;

•	announcements of our competitors or customers’ quarterly operating results, and expected results of future periods;

•	addition of significant new customers or loss of current customers;

•	sales or the perception in the market of possible sales of a large number of our shares by our directors, officers, employees or principal stockholders; and

•	developments or disputes concerning patents or proprietary rights or other events.

          The closing sale price of our ADSs on the Nasdaq Global Select Market for the period of January 1, 2006 to November 30, 2006 ranged from a low of $19.21 to a high of $43.32.

FORWARD-LOOKING STATEMENTS
          This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under the caption “Risk Factors” in this prospectus and in the documents incorporated by reference in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Additional information about factors that could affect our future operating results is contained in our reports filed with the SEC, which are incorporated by reference into this prospectus.
          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.
USE OF PROCEEDS
          We will receive only the proceeds from the initial issuance of the shares reserved and subscribed by the Trust pursuant to this prospectus. The subscription of these shares will be funded by the participating subsidiaries. Thus, on a consolidated basis, this issuance will be the equivalent of a grant by us of restricted stock. We will not receive any proceeds from the delivery of the shares by the Trust to employees of our subsidiaries or the resale of the shares by those persons.

SELLING SHAREHOLDERS
          The Trust will subscribe from us the shares covered by this prospectus and deliver the shares underlying the Awards granted to employees of our eligible subsidiaries. The Trust will subscribe for these shares from us using money contributed to the Trust by our eligible subsidiaries. The administrator of the 2001 Sub-Plan will then direct the trustee of the Trust to issue Awards to subsidiary employees.
          The following table sets forth information as of October 31, 2006 about the shares beneficially owned by the Trust that may be offered using this prospectus.
          The Trust may offer all or some portion of the shares from time to time. Accordingly, no estimate can be given as to the amount or percentage of shares that will be held by the Trust upon termination of any particular offering. See “Plan of Distribution.”

	Before Offering			After Offering
	Number of		Number of	Number of
	Shares	Percentage of	Shares	Shares	Percentage of
Name of Selling (or	Beneficially	Ordinary Shares	Registered for	Beneficially	Ordinary Shares
Granting)Shareholder	Owned	Outstanding (1)	Resale	Owned	Outstanding (1)
Business Objects Employee Benefits Sub-Plan Trust	2,998,121 (2)	3.1%	2,500,000	498,121	0.5%

(1)	Percentage of ownership is calculated based on Rule 13d-3 of the Exchange Act, using 94,241,154 Ordinary Shares outstanding as of October 31, 2006. For purposes of calculating the percentage of Ordinary Shares beneficially owned before and after this offering, the number of Ordinary Shares assumes the issuance of 2,500,000 additional Ordinary Shares in the offering.

(2)	Includes 498,121 Ordinary Shares that have been issued to the Trust and not previously granted as Awards to employees of our French subsidiaries.

PLAN OF DISTRIBUTION
          The proposed issuance of Ordinary Shares to the Trust is intended to provide our non-French subsidiaries, which we call eligible subsidiaries, with the ability to grant Awards from the Trust to their employees pursuant to the 2001 Sub-Plan.
          Given the recent changes in the financial accounting implications of equity compensation arrangements, many companies are amending their stock option plans in order to provide greater flexibility. These companies are amending their plans or adopting new plans to permit the granting of full value awards such as restricted stock and performance shares to their employees in the United States and elsewhere. We want to enhance our flexibility by providing our eligible subsidiaries with the ability to grant restricted stock and performance shares to their employees. Implementation of the 2001 Sub-Plan is an essential element of a competitive compensation package. Similar plans are or will be offered by most public companies with which we compete for employees. In providing for a wider range of awards, the eligible subsidiaries will have greater flexibility in dealing with the changing accounting landscape.
          Our eligible subsidiaries established the Trust in order to implement an Awards grant program for their employees. The Trust structure enables us to achieve this objective in a manner consistent with French law. The Trust structure also provides us with flexibility in setting the terms of Awards grants, including the flexibility to structure awards for our non-French employees in a tax-efficient manner.
          The Trust will subscribe for our Ordinary Shares using money contributed to the Trust by our eligible subsidiaries. The Ordinary Shares will then be converted into ADSs and held by the Trust. The 2001 Sub-Plan Administrator (i.e., a designated committee), will then direct the trustee of the Trust to grant Awards to employees of eligible subsidiaries. After satisfying any relevant vesting conditions set by the 2001 Sub-Plan Administrator and the Award agreement, the ADSs underlying the Awards will then be delivered by the Trust to the employees of eligible subsidiaries. At the shareholders’ meeting held on June 7, 2006, our shareholders authorized the implementation of a separate plan to provide our and our subsidiaries’ employees based in France with the French equivalent of the Awards.
          The 2001 Sub-Plan only permits our subsidiaries that are not incorporated in France to grant Awards to their employees. The 2001 Sub-Plan is designed to assist the eligible subsidiaries in attracting, retaining and motivating the best available personnel for the successful conduct and growth of our business.
          The eligible subsidiaries have consistently included equity incentives as a significant component of compensation for a broad range of their employees. The eligible subsidiaries’ operations subject them to particularly intense competition in the labor market from both private and public companies. Equity incentives are offered by most companies with which we compete for employees, and we believe it is essential to provide stock-based incentives to both new and existing employees of eligible subsidiaries.
          Pursuant to our shareholders authorizations given at the shareholders’ meeting on June 7, 2006, the share issuance price of the new Ordinary Shares to the Trust shall be determined by our board of directors with the right to delegate to the chief executive officer and shall be equal to at least 100% of the closing price in euros per Ordinary Share on Eurolist by Euronext on the last trading day preceding the approval of the board of directors or the chief executive officer to issue the new Ordinary Shares, at such price as published by Euronext or such other source determined by the board of directors or the chief executive officer in its or his business judgment. Pursuant to French law, we were required to obtain shareholder approval for the issuance of shares by us to the Trust. As part of this authorization the shareholders have delegated to our board of directors the authority to issue the new shares to the Trust.
          The 2001 Sub-Plan is administered by a designated committee of the eligible subsidiaries, or the Subsidiary Administrator, who directs the trustee with respect to:
•	selecting the employees of the eligible subsidiaries to whom Awards shall be granted;

•	determining whether and to what extent Awards are granted;

•	determining the number of ADSs to be covered by each Award;

•	approving forms of Award agreements for use under the 2001 Sub-Plan;

•	determining the terms and conditions, including vesting, of Awards. These terms and conditions may provide for the distribution of Awards at a specific time after vesting;

•	construing and interpreting the terms of the 2001 Sub-Plan and Awards granted thereunder;

•	prescribing, amending and rescinding rules and regulations relating to the 2001 Sub-Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under applicable tax laws;

•	modifying or amending each Award; and

•	making all other determinations deemed necessary or advisable for administering the 2001 Sub-Plan.
          Restricted stock and performance shares may be granted to eligible subsidiary employees as determined by the Subsidiary Administrator and communicated to the trustee.
          Restricted stock and performance shares shall be granted in the form of units to acquire shares from the Trust. Each restricted stock award shall be evidenced by an agreement specifying such other terms and conditions as are determined by the Subsidiary Administrator.
          Any dividends or tax credits applicable to shares underlying Awards that are held in the Trust shall be distributed or forfeited at the same time as the underlying ADS, according to their vesting or distribution schedule and the terms of the Amended and Restated Deposit Agreement dated October 15, 2003.
          In the event of a capital transaction impacting our capital structure, appropriate adjustments shall be made in the number of shares and the price (if any) subject to the Awards. We will issue to the Trust the number of shares required to carry out such adjustments within the limits defined by our shareholders’ authorizations, according to the terms of the Amended and Restated Deposit Agreement dated October 15, 2003.
          In the event that we are acquired in any merger, consolidation, acquisition of assets or like occurrence, each outstanding Award granted under the 2001 Sub-Plan will be assumed or an equivalent right substituted by a successor corporation (or trust thereof). If such Awards granted under the 2001 Sub-Plan are not assumed, they would become fully vested prior to the closing of such merger or consolidation.
          The Subsidiary Administrator may amend, suspend or terminate the 2001 Sub-Plan at any time; provided, however, that shareholder approval is required for any amendment to the extent necessary and desirable to comply with applicable laws and regulations.
          The 2001 Sub-Plan, unless terminated earlier, will terminate at the same time as the 2001 Plan, currently scheduled to terminate on December 6, 2007.
          The 2001 Sub-Plan is a non-employee stock ownership equity incentive plan and is therefore not subject to the Employee Retirement Income Security Act of 1974, as amended. The Trust established shall be irrevocable and is intended to be a grantor trust of which the eligible subsidiaries are the grantor.
          An Award granted under the 2001 Sub-Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution.
          If an Award expires without having been fully vested, the unvested shares will either be returned to the available pool of shares reserved for delivery under the 2001 Sub-Plan or, at the direction of the 2001 Sub-Plan Administrator, shall be sold by the Trust on a stock exchange with the proceeds paid to the applicable subsidiary.

          Unless the Subsidiary Administrator provides otherwise or as otherwise required by applicable laws, Awards shall cease vesting commencing on the ninety-first day of any unpaid leave of absence and shall only recommence upon return to active service.
French Selling Restrictions
          This prospectus or any related documents are not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and thus this prospectus has not been and will not be submitted to the AMF for approval (“Visa”) in France and, accordingly, may not and will not be distributed to the public in France.
          This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus and the prospectus has been distributed with the understanding that such recipients of this prospectus will only participate in the issue or sale of the ADSs or Ordinary Shares for their own account and undertake not to transfer, directly or indirectly, the ADSs or Ordinary Shares to the public in France, other than in compliance with all applicable laws and regulations, in particular, Articles L. 411-1 and L. 411-2 and Articles D. 411-1 to D.411-4 of the French Monetary and Financial Code.

DESCRIPTION OF OUR SHARE CAPITAL
          The following describes our share capital pursuant to our articles of association and applicable French law. Complete copies of our articles of association are filed as exhibits to our public filings.
Composition of Our Share Capital
          We have only one class of share. A holder of our ordinary shares may obtain our American Depositary Shares (“ADSs”) if the holder desires to trade our shares on The Nasdaq Global Select Market. In order to obtain our ADSs, a holder of our ordinary shares is required to deposit the ordinary shares with our depositary, The Bank of New York. Upon deposit of the ordinary shares, the depositary will issue the corresponding number of ADSs. The holder is also required to pay a per share fee to the depositary, as well as any applicable taxes and governmental charges. Holders of our ADSs may also obtain our ordinary shares by surrendering their ADSs, along with the payment of applicable fees, taxes and governmental charges to the depositary. Under French law, no fractional shares may be issued.
Changes in Our Share Capital
          Except as set forth below, our share capital may be increased only with the approval of our shareholders at an extraordinary general meeting. Increases in our share capital may be effected either by the issuance of additional shares, including the creation of a new class of shares, or by an increase in the nominal value of existing shares. Additional shares (ordinary or preferred) may be issued as follows:
•	for cash;

•	in satisfaction of indebtedness incurred by us;

•	for assets contributed in kind;

•	upon the conversion, exchange or redemption of debt securities previously issued by us;

•	upon the exercise of any such rights attached to other securities giving rights to common or preferred shares, including warrants or stock options; or

•	by capitalization of profits, reserves and premiums in our share capital.
          The shareholders, at an extraordinary general meeting, may delegate the authority, subject to certain conditions, or the powers to carry out certain increases in our share capital to the board of directors. The board of directors may further delegate this right to the chief executive officer and, with his or her agreement, to one or several deputy chief executive officers. Each time our shareholders vote for a capital increase in cash or delegate to our board of directors the powers or authority to implement a capital increase (except if this capital increase results from an earlier issue of securities giving access to share capital), our shareholders must decide whether or not to proceed with a capital increase reserved to our employees and employees of our subsidiaries or whether or not to delegate to the board of directors the right to carry out such reserved capital increase.
          French law permits preferred shares to have different liquidation, voting and dividend rights. Our articles of association provide that share dividends may be distributed in lieu of payment of cash dividends for all or part of the annual or interim dividends in either cash or shares.

          Our share capital may be decreased only with the approval of our shareholders at an extraordinary general meeting. This may be accomplished either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The conditions under which our share capital may be reduced will vary depending on whether the reduction is attributable to losses incurred by us. Under French law, holders of each class of shares must be treated equally. If the reduction is not attributable to losses, each shareholder will be offered an opportunity to participate in the capital reduction. The number of outstanding shares may be reduced either by an exchange of shares or by a repurchase and cancellation of our shares by us. Further, if, as a consequence of losses, our net equity (capitaux propres) is reduced below one-half of our share capital, our board of directors must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders to decide whether we should be dissolved before our statutory term. If dissolution is not approved, the capital must, by no later than the end of the second fiscal year following the fiscal year during which the losses were acknowledged, and subject to the legal provisions concerning the minimum share capital of sociétés anonymes, be reduced by an amount at least equal to the losses which could not be charged on reserves, unless during that period the net assets have been restored up to an amount at least equal to one-half of our share capital.
          Pursuant to a general shareholders’ meeting held on June 7, 2006, our board of directors has been authorized to effect increases in our share capital by issuing new shares, bonds convertible, exchangeable or redeemable into our shares, warrants to subscribe for our shares or other securities giving access to our share capital with or without preferential subscription rights in the same manner as the expiring resolution, which issuances may not exceed a nominal value of €2,000,000 (20,000,000 shares) inclusive of a maximum nominal value of €450,000,000 of convertible debt securities.
          Pursuant to a general shareholders’ meeting held on June 7, 2006, our board of directors has been authorized to reduce our share capital through cancellation of treasury shares by up to 10% over any 24 month period, which authorization is valid until December 6, 2007.
Preferential Subscription Rights
          Unless previously waived, shareholders have preferential subscription rights to subscribe for additional shares issued by us for cash on a pro rata basis. Shareholders may waive these preferential subscription rights at an extraordinary general meeting under certain circumstances. Preferential subscription rights are attached to the share, and de facto, are transferable during the subscription period relating to a particular offering, if not previously waived.
          A two-thirds majority of the shares entitled to vote at an extraordinary general meeting of shareholders may vote to waive preferential subscription rights with respect to any particular offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary general meeting of shareholders to give the existing shareholders a non-transferable priority right (délai de priorité) to subscribe to the new securities, during a limited period of time. Shareholders may also notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.
Attendance and Voting at Shareholders’ Meetings
          French law provides for two types of general meetings of shareholders, ordinary and extraordinary.
          Ordinary general meetings of shareholders are required for matters such as the following:
•	the election, replacement or removal of directors;

•	the authorization of the payment of compensation to non-employee directors;

•	the appointment of statutory auditors;

•	the approval of annual statutory and consolidated financial statements and the allocation of profit;

•	the payment of dividends and authorization of dividends to be paid in shares;

•	the authorization to purchase our shares;

•	the approval of regulated agreements; and

•	in general, those matters not specifically reserved by French law to extraordinary general meetings.
          Extraordinary general meetings of shareholders are required for approval of matters such as the following:
•	amending articles of association;

•	amending shareholders’ rights;

•	increases in our share capital, including the possible waiver by shareholders of their preferential subscription rights;

•	decreases in our share capital;

•	the creation of a new class of equity securities (common or preferred shares);

•	the authorization to issue securities giving access to our share capital;

•	the approval of mergers, acquisitions for stock, and the like; and

•	the voluntary liquidation of the company prior to the end of its statutory term.
          Shareholder approval at an extraordinary meeting is required for any and all mergers in which we are not the surviving entity or in which we are the surviving entity and we issue a portion of its share capital to the shareholders of the acquired entity.
          Special meetings of shareholders of a certain category of shares or of securities giving access to our share capital are required for any modification of the rights derived from such category of shares of for any modification of the terms for such securities giving access to our share capital. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.

          At an ordinary general meeting of shareholders, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting of shareholders, a two-thirds majority of the votes cast is required. A simple majority of shareholders’ vote present is required to pass a resolution concerning a capital increase by incorporation of reserves, profits or premiums at an extraordinary general meeting. However, a unanimous vote is required to increase the liabilities of shareholders. Abstention by those present or represented by proxy is deemed a vote against the resolution submitted to a vote.
          The presence in person or by proxy or by any means of telecommunications in accordance with applicable laws and regulations of shareholders holding not less than 20%, in the case of an ordinary general meeting, or 25%, in the case of an extraordinary general meeting, of the shares entitled to vote is necessary for a quorum on first call. If a quorum is not present, then the meeting is postponed. There is no quorum requirement in the case of a reconvened ordinary general meeting; however, the presence in person or by proxy or by any means of telecommunications in accordance with applicable laws and regulations of shareholders holding not less than 20% of the shares entitled to vote is necessary for a quorum in the case of a reconvened extraordinary general meeting.
          Our board of directors is required to convene an annual ordinary general meeting of shareholders, for approval of the annual statutory and consolidated financial statements to be held within six months of the end of its fiscal year. However, the president of the commercial court (tribunal de commerce) may extend this six-month period. Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by our board of directors or, if our board of directors fails to call a meeting, by our statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent either by one or more shareholders holding not less than 5% of our share capital or by a duly qualified association of shareholders having held their shares in registered form for at least two years and holding at least a defined percentage of our voting rights or by any interested party in cases of emergency or by the workers’ committee in emergency situations; or by shareholders holding a majority of share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.
          Shareholders’ meetings must be announced by a preliminary notice (avis de réunion) at least 30 days prior to the meeting date. The preliminary notice must set forth certain information, including the time, date and place of the meeting, the agenda for the meeting, a draft of the resolutions to be submitted to the shareholders, the procedures which holders of bearer shares must follow to attend the meeting, the address of the Internet website, if any, and the procedure for voting by proxy or at a distance, including by electronic means. The preliminary notice must also be published in the Bulletin des Annonces Légales Obligatoires (“BALO”), a French legal publication. Prior to publication, the preliminary notice must have been sent to the AMF.
          A final notice (avis de convocation) must be sent to the AMF, and to all holders of registered shares who have held their shares for more than one month, and published in a qualified newspaper and in the BALO, at least 15 days prior to the shareholders’ meeting upon first call, and at least six days prior to the shareholders’ meeting upon second call. This final notice must set forth, among other things, the procedures for voting by holders of bearer shares, by proxy and at a distance, as well as the time, date, place and agenda of the meeting.
          Additional resolutions to be submitted to a vote of the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by one or several shareholders holding a specified percentage of our share capital, the workers’ committee, or a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our company. The minimum number of shares required depends on the amount of the share capital of our company, which is equal to 2.28% of our outstanding share capital as of October 31, 2006. Similarly, a duly qualified association, registered with the AMF and our company, of shareholders having held their shares in registered form for at least two years, and together holding at least a defined percentage of our voting rights, which is equal to 1.95% of our outstanding share capital as of October 31, 2006. In addition to being entitled to certain information regarding our company, any shareholder may, during the 15-day period preceding a shareholders’ meeting, submit to our board of directors written questions relating to the agenda for the meeting. The board of directors is required to respond to these questions during the meeting.
          According to our articles of association, attendance and voting rights at ordinary and extraordinary general meetings of shareholders are subject to the following:

•	holders of registered ordinary shares must have the ordinary shares registered in their name at least one business Paris (France) day prior to the date of the shareholders’ meeting; and

•	holders of bearer ordinary shares must, at least one business Paris (France) day prior to the date of the shareholders’ meeting, evidence that the bearer ordinary shares are being held in a blocked account by producing a certificate issued by the financial intermediary holding the account. The holder must deposit this certificate at the place specified in the final notice of the meeting.
          This requirement necessarily excludes holders of ADSs who have not properly registered their shares as ordinary shares. Shareholders who have properly registered their ordinary shares may participate in general meetings in person or by proxy or by mail or by any means of telecommunication in accordance with applicable laws and regulations, and may vote in proportion to the number of shares held. Each share carries the right to one vote except for shares held by entities controlled directly or indirectly by us that are not entitled to any voting rights under French law. Proxies may be granted by a shareholder as follows:
•	to his or her spouse;

•	to another shareholder or if the shareholder is not a French resident as defined in the French Civil Code, to an intermediary registered under the condition set forth by French law;

•	to a legal representative, in the case of a corporation; or

•	automatically, by sending a proxy in blank to our company without designating any representative.
          In the case of a blank proxy, the chairman of the meeting of shareholders will vote the shares, with respect to which the blank proxy has been given, in favor of all resolutions proposed or approved by our board of directors and against all others.
          Our ADSs are voted by the depositary in accordance with the depositary agreement. Holders of ADSs receive notices of shareholder meetings and other reports and communications, in English, as are generally made available to the holders of our ordinary shares. Shareholders’ meeting notices are distributed to holders of ADSs in general at least 30 days prior to the meeting date. The holders of ADSs vote their shares by completing and submitting a voting instruction card to the depositary. If a voting instruction card is not returned to the depositary, or if the voting instruction card is returned but is improperly completed, the depositary will vote the shares in favor of each proposal recommended or approved by our board of directors and against each other proposal. Alternatively, a holder may exchange his or her ADSs for ordinary shares vote the ordinary shares directly.
Dividend and Liquidation Rights
          Profits available for distribution to our shareholders as dividends are comprised of net profits in each fiscal year, as increased or reduced, as the case may be, by any profit or loss carried forward from prior years less any contributions to the reserve accounts pursuant to law or our articles of association. Dividends may also be distributed from special reserves, subject to approval by our shareholders and as described more fully below.
          We are legally required under French law to establish and maintain a legal reserve as part of our share capital by making a minimum allocation of 5% of our net profits each year to a legal reserve fund and it may be necessary to maintain it at a level equal to 10% of the aggregate nominal value of our share capital, which may be increased or reduced from time to time. The legal reserve is distributable only upon the liquidation of the company. French law and our articles of association also provide that our distributable profits, after deduction of any amounts required to be allotted to the legal reserve, can be allocated to one or more special purpose reserves or distributed as dividends, as may be determined at an ordinary general meeting of shareholders.
          Dividends are paid if approved by the shareholders at an ordinary general meeting of shareholders at which the annual accounts are approved. Dividends are distributed to shareholders pro rata based on their respective holdings of shares. The dividend payment date is determined by the shareholders at the ordinary general meeting approving the declaration of the dividends, or by the board of directors in the absence of a determination by the shareholders. If authorized, payment of the dividends must occur within nine months of the end of our fiscal year unless otherwise authorized by court order. Under French law, dividends not claimed within five years of their payment date revert to the French State. Our articles of association authorize our shareholders, at an annual ordinary general meeting of shareholders, to grant each shareholder an option to receive all or part of any annual or interim dividends in either cash or shares. If shareholders are given a choice with respect to all of any annual or interim dividend, they must choose to receive all of any such dividend in either cash or stock. If shareholders are given a choice only with respect to a portion of any annual or interim dividend, they must choose to receive all of any such portion in either cash or stock.
          If our net profits for the year in which dividends are paid are sufficient as reflected in an interim income statement certified by our auditors, our board of directors has the authority, subject to French law and regulations, to distribute interim dividends without prior approval of our shareholders. Interim dividends may not exceed our net income.
          We have not paid any cash dividends on its ordinary shares since inception. We currently anticipate that we will retain all future earnings for use in our business, and we do not anticipate paying any dividends in the foreseeable future.
          If we were liquidated, the assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations would first be used to repay in full the nominal value of our ordinary shares, and the surplus, if any, would be distributed among the holders of ordinary shares in proportion to the nominal value of their shareholdings.
Repurchase of Ordinary Shares
          Under French law, a company may not subscribe for its own shares. However, pursuant to regulations of the European Union, French law and the AMF’s regulations, we may, either directly or indirectly through a financial services intermediary (prestataire de services d’investissement), purchase our own shares in an amount of up to 10% of our share capital in connection with a share repurchase program the details of which must be published in a press release prior to the implementation of the share purchase program, in accordance with the provisions of the Réglement Général of the AMF (the “AMF Charter”). We are required to report all trades made in our own shares to the AMF, which the AMF then makes public, and to the shareholder’s meeting held each year.
          Share repurchases in connection with a share repurchase program may be made only by companies whose shares are admitted for trading on a “regulated market.” Under French law, the term “regulated market” does not currently include The Nasdaq Global Select Market but does include the Eurolist by Euronext on which our shares are listed. Further, purchases by us of our own shares may not result in us holding directly or through a person acting on our behalf more than 10% of our own shares or if we have different classes of shares, 10% of the shares in each class. If any repurchase were to result in our company holding more than 10% of our issued shares, we would be required to sell any shares in excess of the 10% threshold within one year. French law further requires that any shares in excess of the 10% limit, not sold within the one year period, be cancelled. Shares repurchased may be cancelled by an extraordinary general shareholders’ meeting, although no more than 10% of the share capital may be cancelled within any single 24-month period.
          Shares repurchased must be held in registered form and be fully paid up. They are deemed to be outstanding under French law, but are not entitled to any dividend or voting rights. In addition, the preferential subscription rights attached to the repurchased shares may not be exercised by the company itself. Further, the shareholders, at an extraordinary general meeting, may decide not to take the repurchased shares into account in determining the preferential subscription rights attached to other shares. In the absence of such a decision, the rights attached to any shares held by us must either be sold on the market before the end of the subscription period or distributed to other shareholders on a pro rata basis.
          At the shareholders’ meeting held on June 7, 2006, our shareholders authorized the repurchase of our ordinary shares pursuant to our share repurchase program in accordance with French law. Under this authorization, our board of directors may repurchase and dispose of up to 10% of our shares at a maximum purchase price of €43, provided that the amount of funds dedicated to this share repurchase program may not exceed €250 million. According to this authorization, the shares may be repurchased, upon a decision of the board of directors, in order to:
•	purchase and hold shares in treasury form in order to later provide shares as consideration in the context of potential external growth transaction, in compliance with applicable securities regulations and stock market rules;

•	fulfill obligations related to stock option programs or other allocations of shares to our employees or officers or of a related company;

•	deliver shares upon the exercise of the rights attached to securities giving the right to our shares;

•	manage the market making and the liquidity of our share price by an investment services provider through a liquidity agreement compliant with the ethics charter approved by the AMF and subject to compliance with the rules of the SEC and the Nasdaq Global Select Market;

•	cancel such repurchased shares, subject to the approval of a specific resolution by the extraordinary shareholders’ meeting; or

•	implement any market practice which would become authorized by the law or the AMF and subject to compliance with the rules of the SEC and the Nasdaq Global Select Market.
          At the shareholders’ meeting held on June 7, 2006, our shareholders authorized a share capital decrease upon the cancellation of the shares repurchased under the share repurchase program, up to a limit of 10% of our share capital in any 24 month period.
          We are aware that U.S. and French securities laws impose certain restrictions on our ability to repurchase our own shares. We intend to fully comply with these laws in connection with any repurchases it makes.
          Trading in Our Shares
          Pursuant to the regulations of the European Union and the AMF, we may not trade in our own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be considered valid:
•	the issuer may not, when executing trades under a share repurchase program, purchase shares at a price higher than the highest price of the last independent trade or the highest current independent bid on the trading venue where the purchase is carried out;

•	when the issuer carries out the purchase of its own shares through derivative financial instruments, the exercise price of such derivative financial instruments shall not be above the higher of the price of the last independent trade or the highest current independent bid; and

•	the issuer may generally not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is to be based on the average daily volume traded in the month preceding the month of public disclosure of the program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

          In addition, in order to benefit from the exemption provided by the regulations of the European Union and the AMF, a company shall not, during its participation in a share repurchase program, engage in the following trading:
•	the sale of its own shares during the life of the program;

•	trading where the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities; or

•	trading during a 15-day period before the date on which the company makes its consolidated, annual and intermediary accounts public.
          However, these requirements do not apply if:
•	the issuer has in place a time-schedule share repurchase program; or

•	the share purchase program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.
          Pursuant to the AMF Charter, we must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on the AMF’s website, no later than the seventh trading day following the date of execution of any such transactions.
          In addition, as the case may be, we will disclose, at least once a month, specified information regarding transactions.
Cross Shareholdings and Holding of Our Shares by Our Subsidiaries
          French law prohibits a company from holding our shares if we hold more than 10% of that company’s share capital. Likewise, we may not own any interest in a French company holding more than 10% of our share capital. In the event of a cross shareholding violation, and failing agreement between the companies involved in order to regularize the situation the company owning the smaller percentage of shares in the other company must sell its interest within one year. If the cross shareholding is equally important, each company will reduce its respective cross shareholdings so that each company’s shareholdings do not exceed 10% of the other company’s share capital within one year. Until sold, the shares are deprived of their voting rights. Failure by the officers and directors of a company to sell the shares is a criminal offense.
Requirements for Holdings Exceeding Certain Percentages
          French law provides that any individual or entity (including a holder of ADSs) acting alone or in concert that becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the share capital or voting rights of a company listed on a regulated market, such as the Eurolist by Euronext, or that increases or decreases its shareholding or voting rights above or below by any of the foregoing percentages, is required to notify the company within five trading days, of the number of shares and ADSs its holds individually or in concert with others and the voting rights attached to the shares and the number of securities giving access to shares and voting rights. The individual or entity must also notify the AMF within five trading days of crossing any of the foregoing percentages. The AMF makes the information available to the public. In addition, any individual or legal entity acquiring more than 10% or 20% of the outstanding shares or voting rights of the company must file a notice with us and the AMF within 10 trading days. The AMF makes such notice available to the public. This report must state whether the acquirer acts alone or in concert with others and must indicate the acquirer’s intention for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company or to seek nomination (for itself or for others) to our board of directors. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The AMF makes the notice public. The acquirer may amend its stated intentions by filing a new report, provided that it does so on the basis of significant changes in its own situation or stockholdings.

          Any shareholder who fails to comply with these requirements will have the voting rights for all shares in excess of the relevant thresholds suspended until the second anniversary of the completion of the required notifications and may have all or part of such voting rights suspended for up to five years by the relevant commercial court at the request of our chairman, any of our shareholders or the AMF and may be subject to an €18,000 fine.
          Our articles of association provide that any individual or entity (including a holder of ADSs) acting alone or in concert who acquires a number of shares equal to or greater than 2% or a multiple thereof, of our share capital or voting rights, shall within five trading days of crossing such holding threshold inform us of the total number of shares or voting rights that such person holds by a registered letter with a proof of delivery slip addressed to our headquarters or by an equivalent means in accordance with applicable foreign law. When the threshold is crossed as a result of a purchase or sale on the stock market, the period of five trading days allowed for disclosure begins to run on the trading date of the securities and not the delivery date. This notification obligation also applies, as set forth above, whenever a new threshold of 2% is reached or has been crossed (whether an increase or decrease), for whatever reason, up to and including a threshold of 50%. In determining the threshold referred to above, both shares and/or voting rights held indirectly and shares and/or voting rights associated with shares and/or voting rights owned as defined by the French Commercial Code will be taken into account.
          Furthermore, our articles of association provide that should this notification obligation not be complied with and should one or more shareholders who holds at least 2% of the share capital or voting rights so request, shares in excess of the fraction which should have been declared are deprived of voting rights at any subsequent shareholders’ meeting convened until two years following the date of making the required notification. Any request of the shareholders shall be recorded in the minutes and will involve the legal penalty referred to above.
          Under the AMF Charter, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who comes to own more than 33 1/3 % of the share capital or voting rights of a listed company must initiate a public tender offer for the remainder of the share capital and voting rights of such company and for the balance of the securities giving access to the share capital of such company.
          The provisions described above may impede the accumulation of our shares by third parties seeking to gain a measure of control over the company and could have other anti-takeover effects.
Form and Holding of Ordinary Shares
          Form of Ordinary Shares. Our shares may be held in either registered or bearer form at the option of each shareholder, subject to applicable regulations regarding the form of the shares held by certain legal or natural persons.
          Shares of companies listed on the Eurolist by Euronext are cleared by LSH Clearnet S.A. via Clearing 21 and settled through Euroclear France S.A., using a continuous net settlement system. These companies may use the procedure known as titres au porteur identifiable according to which Euroclear France S.A. may, upon request, disclose, among other things, the name, nationality, address, and number of shares held by each shareholder and as the case may be, the restrictions attached to these securities. This information may only be requested by the listed company itself and may not be disclosed to third parties. Our articles of association provide expressly for the possibility to use this procedure.
          Holding of Ordinary Shares. In accordance with French law, the ownership rights of shareholders are represented by book entries instead of share certificates. We maintain a share account with Euroclear France S.A. for all shares in registered form, which is administered by the depositary, BNP Paribas Securities Services. Shares are registered in the name of their respective owners in individual shareholder accounts maintained by or on behalf of the company through the accredited intermediary.
          Each shareholder’s account shows the name of the shareholder and the number of shares held. We will issue or cause to be issued confirmations (attestations d’inscription en compte) as to holdings of shares registered in a shareholder’s account to the persons in whose names the shares are registered. These confirmations do not constitute documents of title.

          Shares of a listed company may also be held in bearer form. Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France S.A. maintained by the intermediary. This account is separate from our share account with Euroclear France S.A. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France S.A.
Anti-takeover Provisions
          At the shareholders’ meeting held on June 7, 2006, our shareholders approved a resolution delegating to the board of directors the authority to issue, on one or more occasions, warrants, free of charge, to all our shareholders, according to Articles L.233-32 and L.233-33 of the French Commercial Code. This resolution also delegates to the board of directors the authority to set the exercise conditions and terms of the warrants, which would allow the subscription, with preferential conditions, of one or more of our shares. The maximum number of warrants issuable cannot exceed the number of shares comprising our share capital at the time of the issuance of the warrants. The maximum nominal amount of shares issuable cannot exceed €12,500,000. This delegation to the board of directors is valid until December 6, 2007.
          The issuance of warrants is designed to protect and maximize the value of the outstanding equity interests in us in the event of an unsolicited takeover attempt in a manner or on terms not approved by the board of directors. The board of directors can issue the warrants only in accordance with the reciprocity exception pursuant to French law, which means in the context of one or several offers, where at least one of which is made by an acquirer that would not be required to obtain prior shareholder approval before adopting a similar defensive measure against an unapproved public tender offer or exchange offer or by an acquirer that is controlled by an entity that would not be required to obtain prior shareholder approval before adopting a similar defensive measure against an unapproved public tender offer or exchange offer.
          In the event of a hostile offer, the board of directors will disclose its intention to use the delegation granted pursuant to the resolution, and would issue the warrants only if the acquirer refused to cancel its offer or refused to improve the terms of the offer in a manner that would lead the board of directors to approve the offer. In the event that the takeover bid and any concurrent bid fails, expires or is withdrawn, the warrants will expire. Accordingly, the warrants should not interfere with any merger or business combination approved by the board of directors.
          The warrants are not intended to prevent all takeover attempts of us. The warrants may, however, have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by the board of directors. The warrants may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors.
          The warrants would be issued, free of charge, to all holders of our shares on record as of a date set by the board of directors, which would be before the end of the tendering period. The subscription price per share would be at least equal to the share nominal value (i.e., as of the date of this filing, €0.10).
          At the shareholders’ meeting held on June 7, 2006, in accordance with Article L.233-33 of the French Commercial Code, our shareholders also approved a resolution authorizing the board of directors to use, during a tender offer, the authorizations and delegations to increase our capital pursuant to resolutions 16 to 25 and 27 as approved at the same shareholders meeting. The board of directors can use these authorizations and delegations only in accordance with the reciprocity exception pursuant to French law, as described above. In the event of a hostile offer, the board of directors would be able to issue our shares and/or other securities in accordance with the terms, conditions and limitations set forth pursuant to resolutions 16 to 25 and 27 as approved at the same shareholders meeting. The issuance of securities to shareholders, through a public offering, or to employees under the authorizations and delegations during a tender or exchange offer could have the effect of making it more difficult for the party making the offer to succeed. Prior to the issuance of the shares and/or other securities the appropriate registration statements would need to be filed with the Securities and Exchange Commission.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES AND AMERICAN DEPOSITARY RECEIPTS
          Our ADSs are securities created under the terms of a deposit agreement with The Bank of New York, as depositary. Each of our ADSs represents an ownership interest in one of our ordinary shares which is deposited with the custodian, as agent of the depositary, under the deposit agreement. Following any distribution with respect to our ordinary shares, or any change affecting such shares, each of our ADSs will also represent any additional ordinary shares and any other securities, cash or other property deposited with the depositary in respect of that ADS but not distributed by it directly to holders of our ADSs. Our ADSs are evidenced by what are known as American depositary receipts (“ADRs”), which are executed and delivered by the depositary with respect to a deposit of our ordinary shares. The Bank of New York’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286.
          Our ADSs may be held either directly by a holder having ADRs registered in the holder’s name on the books of the depositary or indirectly through a broker or other financial institution. The following description assumes our ADSs are held directly. If our ADSs are held through a broker or financial institution nominee, the procedures of the broker or financial institution must be relied upon to assert the rights of a holder of our ADSs described in this section. Persons who hold our ADSs through a broker or financial institution nominee should consult with their broker or financial institution to find out what those procedures are.
          The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to holders of our ADSs. For more complete information, holders of our ADSs should read the deposit agreement, which is incorporated herein by reference.
          Share Dividends and Other Distributions
          We may make various types of distributions with respect to its securities. The depositary has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities, after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of underlying ordinary shares their ADSs represent.
          Cash. The depositary will convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis and if it can transfer the U.S. dollars to the United States. The depositary will endeavor to distribute the cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and other expenses and adjustments. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, holders of our ADSs may lose some or all of the value of the distribution. If funds cannot be converted on a reasonable basis to U.S. dollars, the depositary may distribute the foreign currency to the ADS holders or hold the foreign currency uninvested and without interest for our ADS holders. The depositary will distribute only whole U.S. dollars and will round fractional cents to the nearest whole cent.
          Shares. In the case of a distribution in our ordinary shares, the depositary may, upon prior consultation with and approval by us, and will, if we so request, issue additional ADRs to evidence the number of ADSs representing these ordinary shares. If a distribution of our ordinary shares would require the distribution of ADSs representing fractional ordinary shares, the depositary will sell the number of ordinary shares corresponding to the aggregate of such fractions and distribute the net proceeds to any of our ADS holders entitled to receive such net proceeds. If the depositary does not distribute additional ADRs representing the distributed shares, each ADR will also represent the new shares.
          Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, including preferential subscription rights, the depositary may, after consultation with us, distribute those rights if we provide satisfactory evidence that the depositary may lawfully do so. We will not be obligated to furnish such evidence. However, if we do not furnish satisfactory evidence that the depositary may lawfully distribute these rights or if the depositary determines it is not practicable to distribute these rights, the depositary may:
•	sell the rights if practicable and distribute the net proceeds as cash; or

•	allow the rights to lapse, in which case our ADS holders will receive nothing.
          The depositary will not offer rights to holders of our ADSs unless both the rights and the securities to which they relate, including our ordinary shares, are either exempt from registration under the Securities Act or are registered under the Securities Act. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to holders of our ADSs.
          Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may:
•	distribute such securities or property in any manner it deems equitable and practicable;

•	sell such securities or property and distribute any net proceeds in the same way it distributes cash; or

•	hold the distributed property in which case our ADSs will also represent the distributed property.
          The depositary may choose any practical method of distribution for any holder of our ADS, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of any holder of our ADSs as deposited securities.
          The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of our ADSs.
          There can be no assurances that the depositary will be able to convert any currency at any particular exchange rate or sell any property, rights, shares or other securities at any particular price, nor that any of the transactions can be completed within any particular time period.
          Deposit and Withdrawal
          Deposit. The depositary will execute, deliver and register one or more of our ADRs evidencing our ADSs to any person who deposits or causes to be deposited with the custodian our ordinary shares or evidence of rights to receive our ordinary shares. Our ordinary shares deposited with the custodian must be accompanied by specified documents, including instruments showing that our ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
          The custodian will hold all deposited ordinary shares for the account of the depositary. Our ADS holders thus have no direct ownership interest in our ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional deposited ordinary shares and other securities, property and cash received on or in substitution for the deposited Ordinary Shares. Upon each deposit of our ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the entitled person evidencing the number of our ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.
          Withdrawal. When any holder of our ADSs turns in the ADRs evidencing their ADSs at the depositary’s office for withdrawal, the depositary will, upon payment of applicable fees, charges and taxes, and upon receipt of proper instructions, request that the custodian of the ordinary shares underlying the ADSs to register such holder in our share register. The depositary may restrict the withdrawal of deposited securities for:
•	temporary delays caused by closing the of our transfer books or those of the depositary, or the deposit of our ordinary shares for voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to our ADRs or to the withdrawal of deposited securities.
          Voting Rights
          If the depositary asks a holder of our ADSs to provide it with voting instructions, such holder may instruct the depositary how to exercise the voting rights for our ordinary shares which underlie the holder’s ADSs. After receiving voting materials from us, the depositary will notify the holders of our ADSs of any shareholders’ meeting or solicitation of consents or proxies. This notice will describe how holders of our ADSs may instruct the depositary to exercise the voting rights for our ordinary shares which underlie their ADSs. For instructions to be valid, the depositary must receive them on or before the required date. The depositary will try, as far as is practicable, to vote or to have its agents vote our ordinary shares or other deposited securities as holders of our ADSs instruct. If no instructions are received by the depositary from a holder of our ADSs with respect to the voting of our ordinary shares on or before the date such instructions are to be received, or if the depositary receives improperly completed voting instructions or receives a blank proxy from an owner of our ADSs the depositary will, as far as permitted under French law, our articles of association and ordinary shares, deem such owner to have instructed the depositary to give a proxy to the president of the general meeting of shareholders to vote such deposited securities in favor of the resolutions presented or approved by our board of directors and against any other resolution not so presented or approved. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, except in the event of bad faith, for the manner in which any vote is cast or for the effect of any vote.
          Under French law and our articles of association, shareholders holding ordinary shares or their authorized representatives may vote the ordinary shares, attend shareholders’ meetings or, subject to certain limitations, submit proposals to be considered at such meetings. Holders of ADSs may only cause their ADSs to be voted through the depositary if the holder follows the procedures described above for withdrawal of our ordinary shares underlying the holder’s ADSs at least one day before the shareholders’ meeting.
          Record Dates
          Our board of directors will fix record dates after consultation with the depositary company, when practicable, for the determination of the holders of our ADSs who will be entitled:
•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of our ordinary shares or other deposited securities; or

•	to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.
          Fees and Expenses
          The depositary will charge a fee for each issuance of our ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of our ADSs in exchange for deposited securities. Holders of our ADSs or persons depositing ordinary shares may also be charged the following expenses:

•	taxes and other governmental charges;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register for the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.
          Payment of Taxes
          Holders of our ADSs are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The depositary may refuse to transfer any holder’s ADSs or allow any holder to withdraw the deposited securities underlying the ADSs until such taxes or other charges are paid. The depositary may apply payments owed to the holder or sell deposited securities underlying the holder’s ADSs to pay any taxes owed and the holder would remain liable for any deficiency. If the depositary sells securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay the holder any proceeds, or send to the holder any property, remaining after the depositary has paid the taxes.

CERTAIN INCOME TAX CONSIDERATIONS
U.S. Federal Income Tax Consequences
Transactions Under the 2001 Plan and 2001 Sub-Plan
          The following is a summary of the U.S. federal income tax consequences of transactions under the 2001 Sub-Plan based on federal securities and income tax laws in effect on January 1, 2006.
          This summary is not intended to be exhaustive, nor does it discuss the tax consequences of death or the provision of any income tax laws of any municipality, state or other government to which you may be subject. Each participant should consult his or her own tax advisor regarding the taxation of these awards, as this summary is general in nature and may not apply to each participant’s individual circumstances.
     Restricted Stock, Restricted Stock Units, Performance Stock and Performance Stock Units
          Generally, no income will be recognized in connection with the grant of a Restricted Stock or Restricted Stock Unit Award (collectively “RS”) or Performance Stock or Performance Stock Unit Award (collectively “PS”) subject to a vesting schedule. Income may be recognized at the time of grant of a Restricted Stock Award or Performance Stock Award if an election under Section 83(b) of the Code is filed with the Internal Revenue Service within 30 days of the date of grant of a Restricted Stock Award or Performance Stock Award. Otherwise, at the time the RS or PS vests, you generally will recognize compensation income in an amount equal to the difference between the fair market value of the stock at the time of vesting and the amount paid for the stock, if any. If you are also an employee, any amount treated as compensation will be subject to tax withholding by us (both income and employment taxes). We will be entitled to a tax deduction in the amount and at the time you recognize ordinary income with respect to a RS or PS award to the extent permitted under Section 162 of the Code. Upon disposition of the shares, any gain or loss on the subsequent sale of such stock is treated as capital gain or loss.
     Additional Considerations Applicable To Section 16 Insiders
          In certain circumstances, if you are an officer (as that term is used in Section 16 of the Exchange Act), director or beneficial owner of more than 10% of our Common Stock, the date upon which tax liability is incurred with respect to grants under the 2001 Sub-Plan may be deferred until the date that the sale of the stock at a profit would no longer subject you to a suit under Section 16(b) of the Exchange Act unless you file an election with the Internal Revenue Service under Section 83(b) of the Code. All Section 16 Insiders are advised to consult with their personal tax advisors regarding the tax consequences of exercising options or rights under the 2001 Sub-Plan and the advisability of filing an election under Section 83(b) of the Code. In addition, all Section 16 Insiders are advised to consult with our general counsel and with their own personal advisors regarding reporting and liability under Section 16 with respect to their transactions under the Plan.
     Exchange of Ordinary Shares for ADSs
          A holder of our ADSs will be treated as the owner of the underlying Ordinary Shares for U.S. federal income tax purposes. Accordingly, if our Ordinary Shares are exchanged for our ADSs, no gain or loss will be recognized upon the exchange, and a holder’s tax basis in the our ADSs will be the ratable portion of its tax basis in the our Ordinary Shares surrendered in exchange therefor, and the holding period in our ADSs will include the period during which the holder held the surrendered Ordinary Shares.
Ownership and Disposition of ADSs
          The following discussion summarizes certain U.S. federal income tax considerations of the ownership and disposition of our ADSs. This discussion is based upon the Internal Revenue Code, United States Treasury Regulations, judicial authorities, published positions of the United States Internal Revenue Service and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect.
          This discussion is limited to holders that are:
•	citizens and residents of the United States;

•	corporations created or organized in or under the laws of the United States or any political subdivision thereof;

•	estates whose income is includible in gross income for U.S. federal income tax purposes regardless of source; or

•	trusts whose administration is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.
          This discussion assumes that holders hold their ADSs as a capital asset (generally an asset held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular holder, such as a holder that owns, directly or indirectly (after applying certain constructive ownership rules), at least 5% of either the total voting power or the total value of our shares, or to a holder that is subject to special treatment under U.S. federal income tax laws. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
          Holders of our ADSs are urged to consult their own tax advisors as to the U.S. federal income tax consequences of holding our ADSs, as well as the state, local and non-U.S. tax consequences.
     Disposition of ADSs
          Upon the sale, exchange or other disposition of our ADSs, a holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized upon the disposition and the holder’s tax basis in such ADSs. Such gain or loss will be capital gain or loss.
     Dividends
          Any cash distribution paid by us out of our earnings and profits, as determined under U.S. federal income tax law, will be subject to tax as dividend income and will be includible in the gross income of a holder when such distribution is received by The Bank of New York, as the depositary, if the holder holds our ADSs, or when such distribution is received by the holder, if the holder holds our Ordinary Shares. Cash distributions paid by us in excess of our earnings and profits will be treated as (i) a tax-free return of capital to the extent of the holder’s adjusted tax basis in our shares (reducing such adjusted tax basis, but not below zero) and (ii) thereafter as gain from the sale or exchange of a capital asset. Any cash distribution that is treated as a dividend will be includible in the gross income of such holder, for U.S. federal income tax purposes, in an amount equal to the gross amount (i.e., before French withholding tax) of the dividend. A dividend paid in euros generally will be includible in income in a U.S. dollar amount based on the prevailing U.S. dollar/ euro exchange rate at the time of receipt of such dividend. Such dividend income generally will constitute foreign source income for U.S. federal income tax purposes. Subject to certain complex limitations, any French tax withheld from the cash dividend will be treated as a foreign income tax that may be claimed as a credit against the U.S. federal income tax liability of the holder. Alternatively, the French tax withheld may be deducted currently at the election of the holder. The dividend income will not be eligible for the dividends received deduction allowed to corporations.
          However, cash dividends paid on Restricted Stock and Performance Stock Awards will be subject to tax as compensation income and will be subject to income and employment tax withholding by us unless an election under Section 83(b) was made with respect to the Award. If an election was made under Section 83(b), then such cash dividends will be subject to tax as dividend income, as discussed above.

          Cash dividends paid on Restricted Stock Unit or Performance Share Unit Awards will be subject to tax as compensation income and will be subject to income and employment tax withholding by us.
Material French Tax Consequences to U.S. Holders of ADSs
          The following is a general summary of the material French income tax consequences of owning and disposing of our ADSs. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of ADSs and all of the following five points apply to you:
•	you own, directly or indirectly, less than 10% of the share capital of the company;

•	you are any one of the following:
•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation or certain other entities (treated as corporations for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more United States persons have the authority to control all substantial decisions of the trust and are subject to U.S. federal income tax at either the level of beneficiaries or at the level of grantors;
•	a U.S. resident for the purposes of the Convention between the Government of the United States and the Government of the French Republic for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital, signed August 31, 1994, as amended, the 1994 U.S.-France tax treaty, without being excluded from the benefits of the 1994 U.S.-France tax treaty under the “Limitation on Benefits” article of that treaty;

•	you hold our ADSs as capital assets; and

•	your functional currency is the U.S. dollar.
          Furthermore, this discussion is based upon current French law and practice and on the 1994 U.S-France tax treaty all in effect as of the date of this prospectus and, therefore, is subject to any changes to (or changes in interpretation of) French law or practice or the treaty occurring after the date hereof, which may have retroactive effect. Persons considering the purchase, ownership and disposition of ADSs should consult their own tax advisors in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
     Taxation of Dividends
          In France, companies may only pay dividends out of income remaining after tax has been paid.
          Under French domestic law, dividends paid by French companies to their non-resident shareholders are generally subject to a 25% withholding tax. Under the 1994 U.S.-France tax treaty, the rate of this withholding tax is reduced to 15%, if your ownership of the ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied.
          Dividends to U.S. holders benefiting from the reduced rate of the dividend withholding tax under the 1994 U.S.-France tax treaty may be subject immediately to the 15% withholding tax rate upon payment of the dividends, if the U.S. holder provides before the dividend payment date a simplified certificate based on the draft provided the French tax authorities in their administrative guidelines 4 J-1-05.
          If a U.S. holder entitled to a reduced withholding tax rate does not file a completed simplified certificate before the dividend payment date, we will withhold the French withholding tax at the rate of 25%. Such U.S. holder may claim a refund of the excess withholding tax by completing and providing the French tax authorities with Treasury Form RFI A EU-N 5052 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid.
          The Treasury Form, or where applicable, the simplified certificate, together with their respective instructions are available from the French tax authorities. The depositary shall arrange for the filing with the French tax authorities of all forms and simplified certificates, provided that they are completed by the U.S. holders of ADSs and returned to the depositary in sufficient time.
          Under French domestic law, French individual shareholders are entitled to a tax credit equal to 50% of the dividend paid, capped at
€ 230 or, as the case may be, € 115, depending on the marital status of the individual shareholder. Non-individual shareholders are not entitled to this tax credit and non-residents are not eligible for the benefit of this French tax credit. However, pursuant to the 1994 U.S.-France tax treaty, and subject to certain conditions and filing formalities, you may be entitled to a payment equal to the French tax credit of 50% attached to dividends paid by our Company (capped at € 230 or € 115, depending on your marital situation), net of the 15% withholding tax, if you attest that you are subject to U.S. federal income taxes on the payment of the dividend and the related French tax credit (an “Eligible U.S. holder”).
     Taxation of Capital Gains
          If you are a resident of the United States for purposes of the 1994 U.S.-France tax treaty, you will not be subject to French tax on any capital gain if you sell, exchange or dispose of your ADSs, unless you have a permanent establishment or fixed base in France and the ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.
     French Estate and Gift Taxes
          Under the Convention Between the United States and the French Republic for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates, inheritance and gifts of November 24, 1978, if you transfer your ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if, provided you are not a French citizen at the time of making the gift or at the time of your death, one of the following applies:
•	you are domiciled in France at the time of making the gift, or at the time of your death; or

•	you used the ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the ADSs for that use.
     French Wealth Tax
          The French wealth tax does not generally apply to ADSs if the U.S. holder is a resident of the United States for purposes of the 1994 U.S.-France tax treaty.
Material United Kingdom Tax Consequences Holders of ADSs
          The following is a brief summary of the tax consequences of transactions under the 2001 Sub-Plan for tax residents in England, Scotland, Northern Ireland or Wales, effective on January 1, 2006.
     This summary is not intended to be exhaustive, nor does it discuss the tax consequences of death or the provision of any income tax laws of any municipality, state or other government to which you may be subject. Each participant should consult his or her own tax advisor regarding the taxation of these awards, as this summary is general in nature and may not apply to each participant’s individual circumstances.
     Restricted Stock, Performance Stock, Restricted Stock Units and Performance Stock Units
          You will not generally be subject to tax upon the grant of an award of RS, PS, RSU or PSU. Generally, when you vest in RS, PS, RSU or PSU, the difference between the fair market value of the shares at vesting and the purchase price, if any, will be considered compensation income and subject to income tax. However, you may be able to make an election to be taxed at the time of an award of RS or PS.
          The taxable amount on the vesting date will be subject to withholding by us under the Pay as You Earn, or PAYE, rules, assuming a valid election has not been made to be taxed at grant. Social taxes, or National Insurance Contributions, will also be payable at the moment that income tax is imposed and will be withheld by us.
          When you sell the shares acquired under the 2001 Sub-Plan, any gain or loss will be subject to capital gains or loss treatment, as applicable. In such case, you may be able to benefit from the annual capital gains exemption and/or taper relief to reduce the amount of capital gains tax payable. As the rules for determining the amount of capital gain or loss are complex, we recommend that the optionee consult with a tax advisor to calculate the amount of tax payable at sale, if any.
Material Canadian Tax Consequences to Holders of ADSs
          The following is a brief summary of the tax consequences of transactions under the 2001 Sub-Plan for tax residents in Canada, effective on January 1, 2006.
          This summary is not intended to be exhaustive, nor does it discuss the tax consequences of death or the provision of any income tax laws of any municipality, state or other government to which you may be subject. Each participant should consult his or her own tax advisor regarding the taxation of these awards, as this summary is general in nature and may not apply to each participant’s individual circumstances.
     Restricted Stock/Performance Stock
          You will be subject to taxation upon the grant of an award of RS or PS. This amount will be treated as compensation income. The taxable amount will be equal to the fair market value of the stock at the time of grant, less any discount that may be applied to the stock price, less any purchase price paid for the stock.
          We will generally withhold income taxes on the compensation income, other than in certain specified circumstances.
          You may also be subject to social tax (Canada or Quebec Pension Plan contributions) on the taxable amount at grant. If any amount is subject to social tax, we will withhold up to your annual earnings ceiling.
          When you sell shares obtained under the 2001 Sub-Plan, you may realize a capital gain or loss. In order to calculate the amount of gain or loss, you must first calculate the adjusted cost basis, or ACB, of the shares you are selling. Only 50% of your capital gains (after offsetting any losses) are included in your taxable income for the year. As the rules for determining the amount of the ACB and capital gain or loss are complex, we recommend that you consult with a tax advisor to calculate the amount of tax payable at sale, if any.
     Restricted Stock Units/Performance Stock Units
          You will not recognize any taxable income upon the grant of an award of RSU or PSU. When the shares vest, the fair market value of the shares on the vesting date, less any price paid for the stock, is considered to be compensation income and subject to income tax.

          We will generally withhold income taxes on the compensation income, other than in certain specified circumstances.
          You may also be subject to social tax (Canada or Quebec Pension Plan contributions) on the amount subject to income tax at vesting. If any amount is subject to social tax, we will withhold up to your annual earnings ceiling.
          When you sell shares obtained under the 2001 Sub-Plan, you may realize a capital gain or loss. In order to calculate the amount of gain or loss, you must first calculate the ACB of the shares your are selling. Only 50% of your capital gains (after offsetting any losses) are included in your taxable income for the year. As the rules for determining the amount of the ACB and capital gain or loss are complex, we recommend that you consult with a tax advisor to calculate the amount of tax payable at sale, if any.
Material Australian Tax Consequences to Holders of ADSs
          The following is a brief summary of the tax consequences of transactions under the 2001 Plan and 2001 Sub-Plan for tax residents in Australia, effective on January 1, 2006.
          This summary is not intended to be exhaustive, nor does it discuss the tax consequences of death or the provision of any income tax laws of any municipality, state or other government to which you may be subject. Each participant should consult his or her own tax advisor regarding the taxation of these awards, as this summary is general in nature and may not apply to each participant’s individual circumstances.
Restricted Stock, Performance Stock, Restricted Stock Units and Performance Stock Units
     If Taxed at Grant by Making a Written Election
     You may elect to be taxed upon the grant of an award of RS, PS, RSU or PSU. An election must be made at the time you file an annual tax return for the income year in which the award is granted.
     The amount assessable to tax will be the greater of:
•	The fair market value of the shares on the grant date, less the lowest amount that must be paid to acquire the shares, if any; or

•	An amount equal to a valuation figure, as determined by reference to tables provided in the Australian tax legislation.
          The amount assessable is subject to income and social tax (including the Medicare levy). We will not withhold any taxes and it will be your responsibility to report and pay the taxes on your awards.
          If the assessable amount has been taxed at grant, no further income tax will apply until disposal of the award or the underlying shares, as applicable. An election to be taxed at grant covers all shares and awards acquired under the 2001 Plan and 2001 Sub-Plan in a given tax year. You should consult with a personal tax advisor to determine whether to make such an election.
     Taxation at Cessation Time
          If you do not elect to be taxed at grant, you will be taxed at the cessation time. The cessation time for an award is the earliest of the following:
•	When you dispose of the award;

•	When you ceases employment with us or parent or subsidiary or affiliate of us;

•	When the last of any restrictions or conditions cease to have effect in relation to the underlying shares following the vesting of the award;

•	When the award is vested, provided there are no restrictions or conditions; or

•	At the end of the ten-year period starting when you acquire the award.
          Generally, the cessation time will be the date the shares are vested, in which case the difference between the fair market value of the stock on the date of vesting and the purchase price paid, if any, is taxable as salary income. However, if the shares are sold within 30 days of vesting, the taxable amount is equal to the sale proceeds less the purchase price paid, if any.
          If the cessation time occurs prior to vesting, the taxable amount is equal to the fair market value of the underlying shares at the cessation date, less the lowest amount that must be paid when the awards are vested, if any. However, if the shares are disposed of within 30 days of the cessation date, the taxable amount is equal to the sales proceeds less any purchase price paid for the shares. In addition, if you are subject to tax as a result of a cessation date occurring, but you do not subsequently vest in the award (e.g., a cessation date happens because employment terminates), you may apply for a refund of any tax paid.
     Sale of Shares Acquired under the 2001 Sub-Plan
          The following may apply upon any sale of shares acquired under the 2001 Sub-Plan:
•	If tax was first paid at grant date, the capital gain is equal to the sale proceeds less the amount subject to tax at grant, less the purchase price paid, if any.

•	If tax was first paid at vesting, the capital gain is the difference between the sale proceeds and the fair market value of the shares at vesting, unless the shares are sold within 30 days of vesting in which case any capital gains tax is disregarded, and the entire gain is treated as an income item subject to income tax.

•	If tax was first paid at a cessation time prior to vesting, the capital gain is equal to the sales proceeds, less the amount subject to tax at cessation, and less the purchase price paid, if any.
For shares sold in 2006, and held for at least 12 months from the date the shares were acquired, only half of the capital gain realized at sale will be subject to capital gains tax. Both income tax and the Medicare levy will be imposed on the taxable capital gain.

LEGAL MATTERS
          The validity of the Ordinary Shares being and registered pursuant to this registration statement hereby will be passed upon for us by Shearman & Sterling LLP, Paris, France.
EXPERTS
          The consolidated financial statements of Business Objects S.A. appearing in Business Objects S.A.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein), and Business Objects S.A.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our Ordinary Shares and ADSs, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Room 1580, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
          We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above. Our Internet address is http://www.businessobjects.com.
          We provide our shareholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

INFORMATION INCORPORATED BY REFERENCE
          The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:
     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC on March 16, 2006.
     2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 10, 2006.
     3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 9, 2006.
     4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the SEC on November 9, 2006.
     5. Our Current Reports on Form 8-K filed with the Commission on each of January 31, 2006, February 8, 2006 (as amended on Form 8-K/A filed on February 9, 2006), February 9, 2006, February 10, 2006, March 7, 2006, March 31, 2006, April 4, 2006, April 7, 2006, April 26, 2006 (except with respect to Item 2.02), May 10, 2006, May 16, 2006, June 12, 2006, June 13, 2006, July 6, 2006, July 26, 2006 (except with respect to Item 2.02), September 13, 2006, October 4, 2006, October 25, 2006 (except with respect to Item 2.02) and November 6, 2006; provided, however, that the Registrant does not incorporate by reference any information contained in, or exhibits submitted with, the Forms 8-K that was expressly furnished and not filed.
     6. The description of our ADS contained in our registration statement on Form F-6 (Reg. No. 333-109712) declared effective by the SEC on October 15, 2003.
     7. The description of our Ordinary Shares, nominal value €0.10 per share, contained in our registration statement on Form 8-A/A filed with the SEC on August 8, 2006 (File No. 0-24720). 6. All documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.
          Each of these filings is available from the SEC as described above. You may request, and we will provide at no cost to you, a copy of these filings, including any exhibits to such filings, by writing or telephoning us at the following address: Investor Relations, Business Objects, S.A., c/o Business Objects Americas, 3030 Orchard Parkway, San Jose, California 95134, telephone number (408) 953-6000.